                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                        NATIONAL COMPUTER SYSTEMS, INC.
                                       AT
                              $73.00 NET PER SHARE
                                       BY
                        PN ACQUISITION SUBSIDIARY INC.,
                     A WHOLLY OWNED INDIRECT SUBSIDIARY OF
                                  PEARSON PLC

--------------------------------------------------------------------------------
  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
      TIME, ON THURSDAY, SEPTEMBER 7, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

    THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 30, 2000, AMONG PEARSON PLC ("PARENT"), PN ACQUISITION
SUBSIDIARY INC. (THE "PURCHASER") AND NATIONAL COMPUTER SYSTEMS, INC. (THE "COMPANY"), AS AMENDED BY AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, DATED AS OF AUGUST 4, 2000, AMONG PARENT, THE PURCHASER AND THE COMPANY (AS SO AMENDED, THE "MERGER AGREEMENT"). THE BOARD OF DIRECTORS OF THE COMPANY (AT A MEETING DULY CALLED AND HELD) HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER (EACH AS DEFINED HEREIN) ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY; APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER; AND RESOLVED TO RECOMMEND THAT THE SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES (AS DEFINED HEREIN) PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS.

                         ------------------------------

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile) and any other required documents to ChaseMellon Shareholder Services, L.L.C. (the "DEPOSITARY") and deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or such facsimile) or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 2, deliver an Agent's Message (as defined herein) and any other required documents to the Depositary and deliver such Shares pursuant to the procedures for book-entry transfer described in
Section 2, in each case prior to the expiration of the Offer, or (2) request such shareholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such shareholder desires to tender such Shares.

    A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedures for guaranteed delivery described in
Section 2. The Rights (as defined herein) are presently evidenced by certificates for common stock and a tender by shareholders of their Shares will also constitute a tender of the Rights.

    Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc. (the "INFORMATION AGENT") or to Goldman,
Sachs & Co. at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender materials may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees.
                         ------------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              GOLDMAN, SACHS & CO.
                         ------------------------------

August 7, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY TERM SHEET..........................................      1
INTRODUCTION................................................      5
THE TENDER OFFER............................................      8

     1.  Terms of the Offer..........................................      8
     2.  Procedures for Tendering Shares.............................     10
     3.  Withdrawal Rights...........................................     13
     4.  Acceptance for Payment and Payment..........................     14
     5.  Certain U.S. Federal Income Tax Consequences................     15
     6.  Price Range of the Shares; Dividends on the Shares..........     16
         Effect of the Offer on the Market for the Shares; Nasdaq
         Listing;
         Exchange Act Registration; Margin Regulations...............     16
     7.
     8.  Certain Information Concerning the Company..................     17
     9.  Certain Information Concerning Parent and the Purchaser.....     19
    10.  Source and Amount of Funds..................................     23
         Contacts and Transactions with the Company; Background of
    11.  the Offer...................................................     24
         Purpose of the Offer; the Merger Agreement; Plans for the
    12.  Company.....................................................     25
    13.  Dividends and Distributions.................................     40
    14.  Certain Conditions of the Offer.............................     40
    15.  Certain Legal Matters.......................................     42
    16.  Fees and Expenses...........................................     45
    17.  Miscellaneous...............................................     46

SCHEDULE I--Directors and Executive Officers of Parent and
  the Purchaser.............................................     47

                               SUMMARY TERM SHEET

    PN Acquisition Subsidiary Inc. is offering to purchase all of the outstanding common stock of National Computer Systems, Inc. (including the associated preferred stock purchase rights) for $73.00 per share in cash. The following are some of the questions you, as a shareholder of National Computer Systems, Inc., may have and answers to those questions. We urge you to read carefully the remainder of this offer to purchase and the letter of transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

WHO IS OFFERING TO BUY MY SHARES?

    Our name is PN Acquisition Subsidiary Inc. We are a Minnesota corporation formed for the purpose of making a tender offer for all of the common stock of National Computer Systems, Inc. We are a wholly owned indirect subsidiary of Pearson plc, a public limited company registered in England and Wales. See "Introduction" and Section 9--"Certain Information Concerning Parent and the Purchaser"--of this offer to purchase.

WHAT SHARES ARE BEING SOUGHT IN THE OFFER?

    We are seeking to purchase all of the outstanding common stock of National Computer Systems, Inc. (including the associated preferred stock purchase rights). See "Introduction" and Section 1--"Terms of the Offer"--of this offer to purchase.

HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

    We are offering to pay $73.00 per share (including the associated preferred stock purchase rights), net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "Introduction" and
Section 1--"Terms of the Offer"--of this offer to purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

    The offer is not conditioned upon any financing arrangements. Pearson plc will provide us with sufficient funds to acquire all tendered shares and any shares to be acquired in the merger that is expected to follow the successful completion of the offer. Pearson plc expects to obtain these funds from the proceeds of an offering of its ordinary shares to its existing shareholders. The offering is being substantially underwritten by Goldman Sachs International and Cazenove & Co. You are not being offered to purchase securities in such offering. See Section 10--"Source and Amount of Funds"--of this offer to purchase.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

    We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

    - the offer is being made for all outstanding shares solely for cash,

    - the offer is not subject to any financing condition, and

    - if we consummate the offer, we will acquire all remaining shares for the same cash price per share as in the merger.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

    You will have at least until 12:00 midnight, New York City time, on September 7, 2000, to tender your shares in the offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this offer to purchase. See Section 1---"Terms of the Offer"--and
Section 2--"Procedures for Tendering Shares"--of this offer to purchase.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

    Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that:

    --we may (i) extend the offer for one or more periods of time that we reasonably believe to be necessary to cause the conditions to the offer to be satisfied, if at the scheduled expiration date of the offer any of the conditions to our obligation to accept shares for payment is not satisfied or waived until such time as all conditions are satisfied or waived, (ii) extend the offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission that is applicable to the offer, (iii) extend the offer for an aggregate period of not more than 17 business days beyond the initial expiration date of the offer to the extent required by Pearson plc to enable it and us to complete the financing of the purchase of the shares tendered pursuant to the offer or (iv) extend the offer for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clause (i), (ii) or
(iii) of this sentence, if, as of such date, all of the conditions to our obligation to accept the shares for payment are satisfied or waived, but the number of shares validly tendered and not withdrawn pursuant to the offer equals less than 90% of the outstanding shares of National Computer Systems, Inc.;

    --we shall extend the offer for a period of time which we reasonably believe is necessary to cause the conditions to the offer to be satisfied or waived if
(i) all of the conditions to the offer are not satisfied on any scheduled expiration date of the offer and (ii) National Computer Systems, Inc. is in compliance with all of its covenants in the merger agreement; PROVIDED, HOWEVER, that we are not required to extend the offer beyond December 31, 2000; and

    --we may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which shareholders may tender, but not withdraw, their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See Section 1--"Terms of the Offer"--of this offer to purchase.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

    If we extend the offer, we will inform ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1--"Terms of the Offer"--of this offer to purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

    There is no financing condition to the offer, however:

    --we are not obligated to purchase any tendered shares unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the shares of National Computer Systems, Inc. outstanding on a fully diluted basis. We have agreed not to waive this minimum tender condition without the consent of National Computer
Systems, Inc.

    --we are not obligated to purchase any tendered shares if:

     --there is a material adverse change in National Computer Systems, Inc. or its business; or

     --the applicable waiting period under the Hart-Scott-Rodino Antitrust
       Improvements Act of 1976 or under any other applicable material competition, merger, control, antitrust or similar law or regulation have not expired or been terminated.

    The offer is also subject to a number of other conditions. See
Section 14--"Certain Conditions of the Offer"--of this offer to purchase.

HOW DO I TENDER MY SHARES?

    To tender shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required, to ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, no later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depository Trust Company. If you cannot deliver something that is required to be delivered to the depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three National Association of Securities Dealers Automated Quotation System trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See
Section 2--"Procedures for Tendering Shares"--of this offer to purchase.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

    You can withdraw shares at any time until the offer has expired and, if we have not by October 5, 2000, agreed to accept your shares for payment, you can withdraw them at any time after such time until we accept shares for payment. This right to withdraw will not apply to any subsequent offering period, if one is included. See Section 1--"Terms of the Offer"--and Section 3--"Withdrawal Rights"--of this offer to purchase.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

    To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 1--"Terms of the Offer"--and Section 3--"Withdrawal Rights"--of this offer to purchase.

WHAT DOES THE NATIONAL COMPUTER SYSTEMS, INC. BOARD OF DIRECTORS THINK OF THE OFFER?

    We are making the offer pursuant to a merger agreement, as amended, among us, Pearson plc and National Computer Systems, Inc. The National Computer Systems, Inc. board of directors (at a meeting duly called and held) determined that the merger agreement, the offer and the merger are fair to and in the best interests of National Computer Systems, Inc. and the shareholders of National Computer Systems, Inc. and approved and adopted the merger agreement and the transactions contemplated thereby, including our tender offer and our proposed merger with National Computer Systems, Inc. and resolved to recommend that shareholders accept the offer and tender their shares. A committee of such board, formed in accordance with Section 302A.673 of the Minnesota Business Corporation Act (at a meeting duly called and held) has approved the merger agreement and the transactions contemplated thereby, including our tender offer and our proposed merger with National Computer Systems, Inc.

HAVE ANY SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

    No. The executive officers and directors of National Computer
Systems, Inc., who own in the aggregate approximately 3.4% of the outstanding common stock of National Computer Systems, Inc., on a fully diluted basis, have advised National Computer Systems, Inc. that they currently intend to tender all of the shares of common stock of National Computer Systems, Inc. owned by them.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED IN THE OFFER?

    If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis of National Computer Systems, Inc., we will be merged with National Computer Systems, Inc. If that merger takes place, Pearson plc will indirectly own all of the shares of National Computer Systems, Inc., and all other shareholders of National Computer Systems, Inc. will receive $73.00 per share in cash (or any higher price per share that is paid in the offer).

    There are no dissenters' rights available in connection with the offer. However, if the merger takes place, shareholders who have not sold their shares in the offer will have dissenters' rights under Minnesota law. See
Section 12--"Purpose of the Offer; the Merger Agreement; Plans for the Company-- Dissenters' Rights"--of this offer to purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

    If the merger takes place, shareholders who do not tender in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to their right to pursue dissenters' rights under Minnesota law. Therefore, if the merger takes place and you do not perfect your dissenters' rights, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. However, if the merger does not take place, the number of shareholders and the number of shares of National Computer Systems, Inc. that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the shares. Also, the shares may no longer be eligible to be traded on The National Association of Securities Dealers Automated Quotation System--National Market or any other securities exchange, and National Computer Systems, Inc. may cease making filings with the SEC or otherwise cease being required to comply with the SEC's rules relating to publicly held companies. See
Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations"--and Section 12--"Purpose of the Offer; the Merger Agreement; Plans for the Company"--of this offer to purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

    On July 28, 2000, the last trading day before National Computer
Systems, Inc. and Pearson plc announced that they had signed the merger agreement, the last sale price of the shares reported on The National Association of Securities Dealers Automated Quotation System--National Market was $58.13 per share. On August 4, 2000, the last trading day before we commenced our tender offer, the last sale price of the shares was $72.06 per share. We advise you to obtain a recent quotation for shares of National Computer Systems, Inc. in deciding whether to tender your shares. See
Section 6--"Price Range of the Shares; Dividends on the Shares"--of this offer to purchase.

TO WHOM CAN I TALK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

    You can call Georgeson Shareholder Communications Inc. at (800) 223-2064 (toll free) or Goldman, Sachs & Co. at (800) 323-5678 (toll free). Georgeson Shareholder Communications Inc. is acting as the information agent and Goldman, Sachs & Co. is acting as the dealer manager for our tender offer. See the back cover of this offer to purchase.

To the Holders of Common Stock of
National Computer Systems, Inc.:

                                  INTRODUCTION

    PN ACQUISITION SUBSIDIARY INC., a Minnesota corporation (the "PURCHASER") and wholly owned indirect subsidiary of PEARSON PLC, a public limited company registered in England and Wales ("PARENT"), hereby offers to purchase all the outstanding shares of common stock, par value $0.03 per share (the "COMMON STOCK"), of NATIONAL COMPUTER SYSTEMS, INC., a Minnesota corporation (the "COMPANY"), including the associated preferred stock purchase rights (the "RIGHTS") issued pursuant to the Second Amended and Restated Rights Agreement, dated as of December 8, 1998, between the Company and Norwest Bank Minnesota, N.A. (as amended, the "RIGHTS AGREEMENT") (the Common Stock and the Rights together are referred to herein as the "SHARES") at a price of $73.00 per Share, net to the seller in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "OFFER").

    Tendering shareholders whose shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through banks or brokers should check with such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of Goldman, Sachs & Co., which is acting as Dealer Manager (the "DEALER MANAGER"), ChaseMellon Shareholder Services, L.L.C., which is acting as the Depositary (the "DEPOSITARY"), and Georgeson Shareholder Communications Inc., which is acting as the Information Agent (the "INFORMATION AGENT"), incurred in connection with the Offer. See
Section 16.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2000, among Parent, the Purchaser and the Company, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 4, 2000, among Parent, the Purchaser and the Company (as so amended, the "MERGER AGREEMENT"), pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned indirect subsidiary of Parent (the "MERGER"). In the Merger each outstanding Share (other than Shares owned by Parent or the Purchaser or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Minnesota law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon.

    The Merger Agreement is more fully described in Section 12.

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") (AT A MEETING DULY CALLED AND HELD) HAS (X) DETERMINED THAT THE MERGER AGREEMENT, THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND THE SHAREHOLDERS OF THE COMPANY; (Y) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER; AND (Z) RESOLVED TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE DETERMINATIONS, APPROVALS AND RECOMMENDATIONS OF THE COMPANY BOARD SET FORTH IN CLAUSES (X), (Y) AND (Z) ABOVE BEING COLLECTIVELY REFERRED TO AS THE "RECOMMENDATION"). ADDITIONALLY, A COMMITTEE OF THE COMPANY BOARD, FORMED PURSUANT TO SECTION 302A.673 OF THE MINNESOTA BUSINESS CORPORATION ACT (THE

"COMMITTEE") (AT A MEETING DULY CALLED AND HELD) HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (THE APPROVAL OF THE COMMITTEE SET FORTH IN THIS SENTENCE IS REFERRED TO AS THE "COMMITTEE APPROVAL"). THE FACTORS CONSIDERED BY THE COMPANY BOARD AND THE COMMITTEE IN ARRIVING AT THEIR DECISION TO APPROVE THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND TO RECOMMEND THAT SHAREHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER ARE DESCRIBED IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") AND IS BEING MAILED TO SHAREHOLDERS OF THE COMPANY CONCURRENTLY HEREWITH.

    Salomon Smith Barney Inc., the Company's financial advisor, has delivered to the Company Board a written opinion, dated July 30, 2000, to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $73.00 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its affiliates) was fair, from a financial point of view, to such holders. A copy of Salomon Smith Barney's opinion is included as an annex to the Schedule 14D-9. Shareholders are urged to, and should, read the Schedule 14D-9 and such opinion carefully in their entirety.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (A) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION 1 HEREOF) THAT NUMBER OF SHARES THAT WOULD REPRESENT AT LEAST A MAJORITY OF THE FULLY DILUTED SHARES (AS DEFINED IN SECTION 14 HEREOF) ON THE DATE OF PURCHASE (THE "MINIMUM TENDER CONDITION"), AND (B) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED (THE "HSR ACT"), APPLICABLE TO THE PURCHASE OF SHARES PURSUANT TO THE OFFER OR TO THE MERGER AND ANY OTHER WAITING PERIODS UNDER ANY OTHER APPLICABLE MATERIAL COMPETITION, MERGER, CONTROL, ANTITRUST OR SIMILAR LAW OR REGULATION SHALL HAVE BEEN TERMINATED OR SHALL HAVE EXPIRED OR BEEN TERMINATED.

    Consummation of the Merger is subject to a number of conditions, including the purchase of Shares pursuant to the Offer, and approval by shareholders of the Company, if such approval is required under applicable law. In the event the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer or otherwise, the Purchaser will be able to effect the Merger pursuant to the "short-form" merger provisions of the Minnesota Business Corporation Act (the "MBCA"), without any action by any other shareholder of the Company. In such event, the Purchaser intends to effect the Merger without any action by any other shareholder of the Company as promptly as practicable following the purchase of Shares pursuant to the Offer. See Section 12.

    The Company has informed the Purchaser that, as of July 31, 2000, there were: (a) 32,770,239 Shares issued and outstanding; (b) 2,794,978 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares from the Company; and (c) approximately 35,565,217 Fully Diluted Shares. Based upon the foregoing and assuming that no Shares are otherwise issued after July 31, 2000, the Minimum Tender Condition will be satisfied if at least 17,782,609 Shares are validly tendered and not withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of Fully Diluted Shares on the date that the Purchaser accepts Shares for payment pursuant to the Offer. If the Minimum Tender Condition is satisfied, and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will be able to promptly designate a majority of the members of the Company Board and to effect the Merger without the affirmative vote of any other shareholder of the Company. See
Section 12.

    No dissenters' rights are available in connection with the Offer. Shareholders may exercise dissenters' rights under the MBCA in connection with the Merger, however, regardless of whether the Merger is consummated with or without a vote of the shareholders.

    Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1.  TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "EXPIRATION DATE" means 12:00 midnight, New York City time, on
September 7, 2000, unless and until the Purchaser shall have extended the period of time during which the Offer is open in accordance with the terms of Merger Agreement, in which event the term "EXPIRATION DATE" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, will expire.

    The Purchaser may, at any time and from time to time, take one or more of the following actions without the consent of the Company: (a) extend the Offer for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions to the Offer to be satisfied, if at the Expiration Date any of the conditions to the Purchaser's obligation to accept Shares for payment is not satisfied or waived, until such time as all such conditions are satisfied or waived, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof that is applicable to the Offer, (c) extend the Offer for an aggregate period of not more than 17 business days beyond the initial Expiration Date of the Offer to the extent required by Parent to enable Parent and the Purchaser to complete the financing of the purchase of Shares tendered pursuant to the Offer or (d) extend the Offer for an aggregate period of not more than ten business days beyond the latest applicable date that would otherwise be permitted under clause (a), (b) or (c) of this sentence, if, as of such date, all of the conditions to the Purchaser's obligation to accept Shares for payment (including the Minimum Tender Condition) are satisfied or waived but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals less than 90% of the outstanding Shares on a fully diluted basis. If (x) all of the conditions to the Offer are not satisfied on any scheduled Expiration Date of the Offer and (y) the Company is in compliance with all of its covenants in the Merger Agreement then the Purchaser will extend the Offer for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions of the Offer to be satisfied, until all such conditions are satisfied or waived; PROVIDED, HOWEVER, that the Purchaser will not be required to extend the Offer pursuant to this sentence beyond December 31, 2000. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, by giving oral or written notice of such waiver or modification to the Depositary, in each case in its sole discretion; PROVIDED, HOWEVER, that, without the consent of the Company, the Purchaser shall not
(i) reduce the number of Shares subject to the Offer, (ii) reduce the price per Share to be paid pursuant to the Offer or change the form of consideration payable in the Offer, (iii) amend or waive the Minimum Tender Condition or add to the conditions of the Offer, (iv) except as provided above, extend the Offer, or (v) otherwise amend the terms of Offer in any manner adverse to the holders of Shares.

    If by 12:00 midnight, New York City time, on September 7, 2000 (or any date or time then set as the Expiration Date), any of or all the conditions to the Offer have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, reserves the right (but shall not be obligated) (a) to terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering shareholders, (b) except as set forth above with respect to the Minimum Tender Condition, to waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn, (c) as set forth above, to extend the Offer and, subject to the right of shareholders to withdraw

Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (d) except as set forth above, to amend the Offer.

    Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof. An announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), which require that material changes be promptly disseminated to holders of Shares), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service. As used in this Offer to Purchase, "BUSINESS DAY" has the meaning set forth in Rule 14d-1 under the Exchange Act.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to shareholders.

    Pursuant to Rule 14d-11 under the Exchange Act, although the Purchaser does not currently intend to do so, the Purchaser may, subject to certain conditions, elect to provide a subsequent offering period of from three business days to 20 business days in length following the expiration of the Offer on the Expiration Date and acceptance of the Shares for payment pursuant to the Offer (a "SUBSEQUENT OFFERING PERIOD"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already will have been completed.

    During a Subsequent Offering Period, tendering shareholders will not have withdrawal rights and the Purchaser will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 23-business day period of the Offer has expired,
(ii) the Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) the Purchaser immediately accepts and promptly pays for all securities tendered during the Offer prior to its expiration, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and
(v) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. The Purchaser will be able to include a Subsequent Offering Period, if it satisfies the conditions above, after September 7, 2000. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring the Purchaser to disseminate new information to shareholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). In the event the Purchaser elects to include a Subsequent Offering Period, it will notify shareholders of the Company consistent with the requirements of the Commission.

    THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH IT RESERVES THE RIGHT TO DO SO IN ITS SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO SHAREHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    The Company has provided the Purchaser with the Company's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2.  PROCEDURES FOR TENDERING SHARES

    VALID TENDER. For a shareholder validly to tender Shares pursuant to the Offer, (a) the certificates for tendered Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, any required signature guarantees and any other required documents, must, prior to the Expiration Date, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of such addresses, such Shares must be delivered pursuant to the book-entry transfer procedures described below and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or (c) the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures described below under "Guaranteed Delivery".

    The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY (AS DEFINED BELOW), IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITY") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must be, in any case, received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "BOOK-ENTRY CONFIRMATION". DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    The term "AGENT'S MESSAGE" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant.

    SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility's system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an "ELIGIBLE INSTITUTION"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shareholder's tender may be effected if all the following conditions are met:

        (a) such tender is made by or through an Eligible Institution;

        (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

        (c) Either (i) the certificates for tendered Shares together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three Trading Days after the date of execution of such Notice of Guaranteed Delivery or (ii) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under "Book-Entry Transfer", either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents, is received by the

    Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three Trading Days after the date of execution of such Notice of Guaranteed Delivery. A "TRADING DAY" is any day on which the National Association of Securities Dealers Automated Quotation System ("NASDAQ") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY THE PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    APPOINTMENT. By executing a Letter of Transmittal (or facsimile thereof), (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), a tendering shareholder will irrevocably appoint designees of the Purchaser as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after August 7, 2000. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of the Company's shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of shareholders.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

    BACKUP WITHHOLDING TAX. In order to avoid U.S. federal backup withholding tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding tax. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and any payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding tax at a rate of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding tax (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding tax. Noncorporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding tax. See Instruction 9 to the Letter of Transmittal.

3.  WITHDRAWAL RIGHTS

    Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 5, 2000 unless, as described below, such Shares are tendered during any Subsequent Offering Period.

    For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

    In the event the Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

4.  ACCEPTANCE FOR PAYMENT AND PAYMENT

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. The Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, and any other applicable material competition, merger, control, antitrust or similar law or regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer).

    In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or
(b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2, a Book-Entry Confirmation and either a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

    The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

    If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement (requiring that the Purchaser pay for Shares accepted for payment as soon as practicable after the Expiration Date)), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to do so as described in Section 3.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering shareholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

    The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to Parent, or to one or more direct or indirect wholly owned subsidiaries of Parent, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "CODE"), and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder as consideration for the Shares tendered by the shareholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be, and the adjusted tax basis of such Shares. Gain or loss will be calculated separately for each block of Shares that have the same holding period and adjusted tax basis. If tendered Shares are held by a tendering shareholder as capital assets, gain or loss recognized by such shareholder will be capital gain or loss, which will be long-term capital gain or loss if such shareholder's holding period for the Shares exceeds one year.

    A shareholder (other than certain exempt shareholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding tax unless the shareholder provides its TIN and certifies that such number is correct (or properly certifies that it is awaiting a TIN) and certifies as to no loss of exemption from backup withholding tax and otherwise complies with the applicable requirements of the backup withholding tax rules. A shareholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding tax may be subject to a penalty imposed by the IRS. See "Backup Withholding Tax" under Section 2. Each shareholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding tax.

    If backup withholding tax applies to a shareholder, the Depositary is required to withhold 31% from payments to such shareholder. Backup withholding tax is not an additional tax. Rather, the amount of the backup withholding tax can be credited against the U.S. federal income tax liability of the person subject to the backup withholding tax, provided that the required information is given to the IRS. If backup withholding tax results in an overpayment of tax, a refund can be obtained by the shareholder by filing a U.S. federal income tax return.

    The foregoing discussion may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code--such as non-U.S. persons, insurance companies, tax-exempt organizations, partnerships, dealers or traders in securities and financial institutions--and may not apply to a holder of Shares in light of individual circumstances, such as holding Shares as a hedge or as part of a hedging, straddle, conversion or other risk-reduction transaction. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6.  PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

    The Shares have traded through the Nasdaq National Market under the symbol "NLCS" at all times since June 3, 1971. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share as reported on the Nasdaq National Market based on published financial sources and the amount of cash dividends paid per Share.

                                                                       COMMON STOCK
                                                              -------------------------------
                                                                                      CASH
                                                                HIGH       LOW      DIVIDENDS
                                                              --------   --------   ---------
Fiscal Year Ended January 31, 1999:
  Third Quarter.............................................   $31.38     $20.50      $0.05
  Fourth Quarter............................................   $38.25     $28.13      $0.05

Fiscal Year Ended January 29, 2000:
  First Quarter.............................................   $39.13     $23.00      $0.05
  Second Quarter............................................   $35.88     $27.13      $0.05
  Third Quarter.............................................   $40.38     $31.63      $0.05
  Fourth Quarter............................................   $41.75     $32.50      $0.05

Fiscal Year Ending January 29, 2001
  First Quarter.............................................   $55.13     $32.88      $0.05
  Second Quarter............................................   $71.94     $37.94      $0.05
  Third Quarter (through August 4, 2000)....................   $72.25     $71.69        N/A

    On July 28, 2000, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price of the Shares on the Nasdaq National Market was $58.13 per Share. On August 4, 2000, the last full trading day before commencement of the Offer, the last reported sales price of the Shares on the Nasdaq National Market was $72.06 per Share. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS

    MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    NASDAQ NATIONAL MARKET LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued inclusion on the Nasdaq National Market, which requires that an issuer either (i) have at least 750,000 publicly held shares held by at least 400 round-lot shareholders, with a market value of at least $5,000,000, net tangible assets (total assets (excluding goodwill) less total liabilities) of at least $4,000,000 and have a minimum bid price of $1 or (ii) have at least 1,100,000 publicly held shares, held by at least 400 round-lot shareholders, with a market value of at least $15,000,000, have a minimum bid price of $5 and have either (A) a market capitalization of at least $50,000,000 or (B) total assets and revenues each of at least $50,000,000. If the Nasdaq National Market and the NASDAQ Smallcap Market were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the price per Share to be paid in the Offer. In the Merger Agreement, the Company has represented that, as of July 21, 2000, 32,757,155 Shares were issued and outstanding.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit-recovery provisions of
Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders.

    Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

    MARGIN REGULATIONS. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

    The Company is a Minnesota corporation with its principal offices at 11000 Prairie Lakes Drive, Eden Prairie, Minnesota 55344, telephone number
(952) 829-3000. According to the Company's Annual Report for the fiscal year ended January 29, 2000, the Company is a global information services company, which provides services, software, systems and internet-based technologies for the collection, management and interpretation of data.

    Set forth below is certain selected financial data with respect to the Company and its subsidiaries excerpted from the data contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2000 and its Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2000. More comprehensive financial data is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports, other documents and all the financial data (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

                        NATIONAL COMPUTER SYSTEMS, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                    FISCAL QUARTER ENDED                      YEAR ENDED
                                    ---------------------       ---------------------------------------
                                     MAY 1,     APRIL 29,       JANUARY 31,   JANUARY 31,   JANUARY 29,
                                      1999        2000             1998          1999          2000
                                    ---------   ---------       -----------   -----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues..........................  $125,817    $174,365          $406,015      $505,372      $629,545
Income From Operations............  $ 11,631    $ 14,986          $ 43,044      $ 55,271      $ 69,588
Income Before Income Taxes........  $ 11,103    $ 14,469          $ 41,975      $ 54,111      $ 68,430
Net Income........................  $  6,653    $  8,769          $ 25,175      $ 32,511      $ 42,930
Basic Earnings Per Share..........  $   0.21    $   0.27          $   0.83      $   1.05      $   1.35
Diluted Earnings Per Share........  $   0.20    $   0.26          $   0.80      $   1.00      $   1.30

BALANCE SHEET DATA:
Total Assets......................              $464,690                        $362,471      $449,880
Long-Term Debt-less Current
  Maturities......................              $    516                        $    516      $  5,597
Stockholder Equity................              $293,683                        $226,866      $276,388

    CERTAIN COMPANY PROJECTIONS. During the course of discussions between representatives of Parent and the Company, the Company provided Parent or its representatives with certain non-public business and financial information about the Company. This information included the following projections of revenue and operating income for the Company for the fiscal years 2000 through 2003:

                                                           2000       2001       2002       2003
                                                         --------   --------   --------   --------
                                                                       (IN MILLIONS)
Revenue................................................   $752.0     $855.0    $1,000.0   $1,200.0
Operating Income.......................................   $ 84.3     $102.5    $  122.3   $  145.0

    The Company has advised the Purchaser and Parent that it does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because this information was provided to Parent. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined or compiled the projections and accordingly assume no responsibility for them. The Company has advised Parent and the Purchaser that its internal financial forecasts (upon which the projections provided to Parent and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of the Company, with respect to industry performance (including general business, economic, market and financial conditions and other matters), all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Parent or the Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Parent, the Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Parent, the Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

    AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company's proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the Internet at http://www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such information should also be available for inspection at the offices of the National Association of Securities Dealers, Reports Section, 1735 K Street, Washington, D.C. 20006.

    Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although Parent and the Purchaser do not have any knowledge that any such information is untrue, neither Parent nor the Purchaser takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER

    The Purchaser, a Minnesota corporation that is a wholly owned indirect subsidiary of Parent, was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal executive office of the Purchaser is located c/o Pearson Education, Inc. at One Lake Street, Upper Saddle River, New Jersey 07458, telephone number (201) 236-7000.

    Parent is a public limited company registered in England and Wales. The principal executive office of Parent is located at 3 Burlington Gardens, London W1X 1LE, telephone number 44-20-7411-2000. Parent is a global media company with its principal operations in the education, business information, consumer publishing and television markets. Shares of Parent are listed on the London Stock Exchange.

    The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and the Purchaser are set forth in Schedule I hereto.

    Except as described in this Offer to Purchase, neither Parent nor the Purchaser, or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Parent or the Purchaser, or any of the persons so listed, beneficially owns any equity security of the Company, and neither of Parent nor the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the other persons referred to above has effected any transaction in any equity security of the Company during the past 60 days.

    Except as described in this Offer to Purchase or the Schedule TO (as defined below), (a) there have not been any contacts, transactions or negotiations between Parent, the Purchaser, any of their respective subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in
Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of Parent, or the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

    Because the only consideration in the Offer and Merger is cash and the Offer covers all outstanding Shares, and in view of the absence of a financing condition and in view of the financial capacity of Parent and its affiliates, Parent and the Purchaser believe the financial condition of Parent and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

    Notwithstanding the foregoing, however, set forth in the table below is certain selected consolidated financial data with respect to Parent for each of the years in the three-year period ended December 31, 1999. The selected consolidated profit and loss account data for the years ended December 31, 1999, 1998 and 1997, and the selected consolidated balance sheet data as at December 31, 1999, 1998 and 1997, have been derived from Parent's audited consolidated financial statements for such years and as of such dates. The selected consolidated profit and loss account data for the six-month periods ending June 30, 2000 and 1999 and the selected consolidated balance sheet data as of June 30, 2000 and 1999, have been derived from Parent's unaudited consolidated financial statements for such periods and as of such dates. These unaudited financial statements have been prepared on the same basis as Parent's audited financial statements and, in the opinion of Parent's management, include all material adjustments, consisting only of normal recurring adjustments, necessary to present the financial position and results of operations for the periods and dates presented. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

    Parent's consolidated financial statements have been prepared in accordance with UK GAAP, which differs from US GAAP in significant respects. The information provided below is not necessarily indicative of the results that may be expected from future operations. For convenience, we have translated the June 30, 2000 and December 31, 1999 amounts into US dollars at the rate of L1.00=$1.51, the noon buying rate in The City of New York on June 30, 2000.

                                                          JUNE 30                                  DECEMBER 31
                                               ------------------------------       -----------------------------------------
                                                 2000       2000       1999           1999       1999       1998       1997
                                               --------   --------   --------       --------   --------   --------   --------
                                                  $M         LM         LM             $M         LM         LM         LM
UK GAAP INFORMATION:
CONSOLIDATED PROFIT AND LOSS ACCOUNT DATA
Total sales..................................   2,333      1,545      1,306          5,031      3,332      2,395      2,293
Total sales from continuing operations.......   2,333      1,545      1,306          5,031      3,332      2,251      2,011
Operating profit from continuing
  operations(1)..............................     (29)       (19)        25            408        270        187        252
Total operating profit.......................     (17)       (11)        46            480        318        250        328
Profit after taxation........................     137         91        (38)           453        300        441         40
Operating profit before internet enterprises,
  goodwill amortization and other items(2)...     236        156        133            888        588        389        328
Earnings per equity share(3).................    21.4c      14.2p      (6.6)p         72.8c      48.2p      74.1p       6.6p
Adjusted earnings per equity share after
  internet enterprises(4)....................    (0.9)      (0.6)       6.3           73.2       48.5       42.0       34.9
Adjusted earnings per equity share before
  internet enterprises(5)....................    15.1       10.0        7.1           80.5       53.3       42.0       34.9
Diluted earnings per equity share(6).........    20.8       13.8       (6.5)          71.7       47.5       73.3        6.4

                                                          JUNE 30                                  DECEMBER 31
                                               ------------------------------       -----------------------------------------
                                                 2000       2000       1999           1999       1999       1998       1997
                                               --------   --------   --------       --------   --------   --------   --------
                                                  $M         LM         LM             $M         LM         LM         LM
CONSOLIDATED BALANCE SHEET DATA
Total assets (Fixed Assets plus Current
  Assets)....................................   9,817      6,501      5,447          8,079      5,350      5,317      2,253
Net assets...................................   2,935      1,944      1,107          2,004      1,327      1,084        156
Long-term obligations(7).....................   3,059      2,026      2,312          3,452      2,286      2,562        609
Capital Stock................................     236        156        153            231        153        152        144
Number of equity shares outstanding..........     625        625        611            613        613        610        577

                                                                       DECEMBER 31
                                                              ------------------------------
                                                                1999       1999       1998
                                                              --------   --------   --------
                                                                 $M         LM         LM
US GAAP INFORMATION:
Profit for the financial year...............................     299        198        444
Profit from continuing operations for the financial year....     254        168        122
Basic earnings per equity share.............................    48.9c      32.4p      75.3p
Diluted earnings per equity share...........................    48.5       32.1       74.6
Basic earnings from continuing operations per equity
  share.....................................................    41.5       27.5       20.7
Diluted earnings from continuing operations per equity
  share.....................................................    41.1       27.2       20.5
Shareholders' funds.........................................   3,949      2,615      2,468

------------------------

(1) Continuing operations represent those operations carried on by Parent as at June 30, 2000. Operating profit from continuing operations consists of operating profit-Group, plus the Group's share of operating profit from continuing operations for Group associates.

(2) Other items include a Year 2000 compliance costs of L5 million in 1999 and L7 million in 1998, integration costs in connection with Parent's 1998 acquisition of Simon & Schuster's educational, business & professional and reference publishing business of L95 million in 1999 and L120 million in 1998 and integration costs in connection with Parent's 2000 acquisition of Dorling Kindersley of L3 million in 2000.

(3) Earnings per equity share is based on profit for the financial period and the weighted average number of ordinary shares in issue during the period.

(4) Adjusted earnings per equity share is based on adjusted earnings for the financial period and the weighted average number of ordinary shares in issue during the period. Adjusted earnings excludes profits or losses on the sale of fixed assets and investments, businesses and associates, Year 2000 compliance costs and integration costs in respect of the Simon & Schuster acquisition and the Dorling Kindersley acquisition and, following the prospective implementation of FRS10 "Goodwill and Intangible Assets" in 1998, goodwill amortization.

(5) Due to expenditure of L84 million in 2000 and L39 million in 1999 on new internet enterprises, a second adjusted earnings per equity share in accordance with UK GAAP is presented in which the results of these internet enterprises are also excluded from earnings.

(6) Diluted earnings per equity share is based on diluted earnings for the financial period and the diluted weighted average number of ordinary shares in issue during the period. Diluted earnings comprise earnings adjusted for the tax benefit on the conversion of share options by employees and the weighted average number of ordinary shares adjusted for the dilutive effect of share options.

(7) Long-term obligations are comprised of medium and long-term borrowings plus amounts falling due after more than one year related to obligations under finance leases.

------------------------

    The following summarizes the principal differences between UK GAAP and US GAAP in respect of Parent's financial statements.

    Prior to January 1, 1998, under UK GAAP, goodwill was written off to the profit and loss reserve in the year of acquisition. Under US GAAP, as well as UK GAAP from January 1, 1998, goodwill is recognized as an asset, and amortization expense is recorded over useful lives ranging between 5 and 20 years. Intangible assets under UK GAAP are recognized only when they may be disposed of without also disposing of the business to which they relate, and for that reason it is rare that intangible assets are separately identified and recorded apart from goodwill. Under US GAAP, there is no similar requirement with respect to intangible assets, and they should be recognized separately from goodwill when they are separately identifiable and measurable. Under US GAAP, intangible assets such as publishing rights, television production and distribution rights, non-compete agreements, software, databases and advertising relationships have been recognized and are being amortized over a range of useful lives between two and 16 years. The difference in goodwill and intangible assets also creates a difference in the gain or loss recognized on the disposal of a business due to amortization expense taken with respect to the goodwill and intangible assets, as UK GAAP requires that goodwill be removed from the profit and loss reserve upon disposal and factored into the gain or loss on disposal calculation.

    Under UK GAAP, the liability method is used in recording deferred taxation, and consideration is given to whether or not the liability will be realized within the foreseeable future. This can result in the full potential liability not being recognized. Deferred tax assets are rarely recognized under UK GAAP. Under US GAAP, the full provision method is used, meaning that all deferred tax assets and liabilities are recorded. An assessment is then made with respect to whether the deferred tax assets are realizable, and a determination is made as to whether a valuation allowance is necessary with respect to the deferred tax assets. The principal differences Parent recognize relate to deferred tax assets in the United States.

    Acquisition adjustments have arisen with respect to the Pearson
Education, Inc. acquisition of Simon & Schuster's educational, business and professional and reference publishing business during 1998. Under US GAAP, the criteria necessary for recognizing some restructuring costs in acquisition accounting for the Simon & Schuster acquisition have been met, and a provision for these costs has been included in the purchase price allocation. Under UK GAAP, these types of restructuring costs are recorded as period costs when incurred and may not be included in the allocation of the purchase price.

    Under UK GAAP, there are no specific criteria which must be fulfilled in order to record derivative contracts such as interest rate swaps, currency swaps and forward currency contracts as a hedging instrument. Accordingly, based upon Parent's intention and stated policy with respect to entering into derivative transactions, they have been recorded as hedging instruments for UK GAAP. This means that unrealized gains and losses on these instruments are typically deferred and recognized when realized. Under US GAAP, Parent's derivative contracts do not meet the prescriptive criteria for hedge accounting, and are recorded at market value at each period end, with changes in their fair value being recorded currently in the profit and loss account.

    Under UK GAAP, the cost of providing pension benefits is expensed over the average expected useful service lives of eligible employees, using long-term actuarial assumptions. Under US GAAP, the annual pension costs comprise the estimated cost of benefits accruing in the period, and actuarial assumptions are adjusted annually to reflect current market and economic conditions. Additionally, under US GAAP, part of the surplus, which is the excess of plan assets over plan liabilities, is recognized on the balance sheet. The remainder of the unrecognized surplus is spread over the employees' remaining service lifetimes.

    Under UK GAAP, no compensation costs associated with non-qualified stock option plans are recognized if the value of the option at the date of grant is equal to or greater than the market value on that date. Under US GAAP, Parent has adopted the fair value method of accounting for options. Compensation expense is determined based upon the fair value at the grant date, and has been estimated using the Black Scholes model. Compensation cost is recognized over the service life of the awards, which is normally equal to the vesting period. Compensation expense is also recognized under US GAAP with respect to UK qualified non-compensatory plans, such as the Save as You Earn option plan and the Worldwide Save for Shares plan, as these plans offer employees a discount of greater than 15% from market value.

10.  SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned on any financing arrangements.

    The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $2.5 billion. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions, loans and/or other financial arrangements that will be made available by Parent, either directly or through one or more wholly owned subsidiaries of Parent, to the Purchaser. Parent plans to make these contributions, loans and/or other financial arrangements available using funds it will receive pursuant to the issuance (the "RIGHTS ISSUE") of up to 170,528,278 new ordinary shares of Parent ("NEW SHARES"). Pursuant to the Rights Issue, each holder of ordinary shares of Parent (other than certain shareholders residing outside the United Kingdom) (each, a "QUALIFYING SHAREHOLDER") will be offered the right to subscribe for three New Shares at a price of L10 per New Share (the "ISSUE PRICE") for every eleven ordinary shares held by such Qualifying Shareholder as of the close of business on July 28, 2000. The Rights Issue, if fully subscribed, will result in aggregate proceeds to Parent of approximately L1.7 billion (or $2.55 billion, calculated at the noon buying rate in The City of New York on August 4, 2000 exchange rate of 1.5022 dollars for each pound).

    The Issue Price represents a discount of approximately 50% to the closing middle market price of L20.10 per ordinary share on July 28, 2000. Pursuant to the terms of an underwriting agreement dated July 31, 2000 (as supplemented, the "UNDERWRITING AGREEMENT"), between Parent, Goldman Sachs International and Cazenove & Co., Goldman Sachs International and Cazenove & Co. (the "UNDERWRITERS") have severally agreed, subject to certain conditions (i) to procure, as agents of Parent, subscribers for any New Shares not taken up by Qualifying Shareholders and (ii) to underwrite up to 150,000,000 New Shares of the Rights Issue to ensure that funds are available at completion of the Offer and the Merger. In the event the full amount of the Rights Issue is not taken up or subscribed, Parent will satisfy the remaining consideration for the Offer and the Merger through the standby underwriting of New Shares and Parent's existing bank facilities.

    The Rights Issue is conditional on Admission becoming effective by 8:30 a.m. (London time) on the London Stock Exchange dealing day after the Rights Issue prospectus is posted to Parent's shareholders. It is expected that the prospectus will be posted on or about August 9, 2000. "ADMISSION" means
(i) the admission of the New Shares to the official list (the "OFFICIAL LIST") of the Financial Services Authority in its capacity as competent authority under the Financial Services Act of 1986 (the "UK LISTING AUTHORITY") becoming effective and (ii) the admission of the New Shares to trading having been granted by the London Stock Exchange. Application has been made to the UK Listing Authority for the New Shares to be admitted to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange. It is expected that admission of the New Shares to the Official List and to trading on the London Stock Exchange will become effective and that dealings on the London Stock Exchange in New Shares, nil paid, will commence on August 10, 2000. The Rights Issue is not conditional upon either the acquisition of the Company or the Underwriting Agreement becoming unconditional.

    The Offer does not constitute an offer to sell, nor a solicitation to sell, nor a solicitation of an offer to purchase, any New Shares, any rights to subscribe for Parent's ordinary shares or any other securities of Parent.

    The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit (b)(1) and (b)(2) to the Schedule TO. The Underwriting Agreement should be read in its entirety for a more complete description of the matters summarized above.

11.  CONTACTS AND TRANSACTIONS WITH THE COMPANY; BACKGROUND OF THE OFFER

    On May 4, 2000, Peter Jovanovich, Chairman and Chief Executive Officer of Pearson Education, Inc., a wholly owned indirect subsidiary of Parent, met with Russell A. Gullotti, Chairman of the Company Board, President and Chief Executive Officer of the Company at the Company's offices in Eden Prairie, Minnesota to discuss a full range of possible strategic alliances between Pearson Education, Inc. and the Company including a possible business combination.

    On May 23, 2000, the Company and Pearson Education, Inc. entered into a confidentiality agreement.

    On May 26, 2000, Mr. Jovanovich and other representatives of Pearson Education, Inc. met with Mr. Gullotti and other representatives of the Company at the Company's offices in Eden Prairie, Minnesota to further discuss strategic alliances between the two companies, including the possibility of Pearson Education, Inc. and the Company jointly selling assessment and curriculum solutions to school districts.

    From May 27, 2000 to June 14, 2000, Mr. Jovanovich and Mr. Gullotti had various telephone conferences regarding possible alliances between the Company and Pearson Education, Inc.

    On June 14, 2000, Pearson Education, Inc. and the Company executed a second confidentiality agreement (the "CONFIDENTIALITY AGREEMENT").

    On June 15, 2000, representatives of Pearson Education, Inc. and the Company met in the Company's offices in Mesa, Arizona to discuss again possible strategic alliances between the Company and Pearson Education, Inc.

    On June 19, 2000, Mr. Gullotti and Jeffrey W. Taylor, the Vice President and Chief Financial Officer of the Company met with Mr. Jovanovich, John Makinson, the Finance Director of Parent, and Douglas Kubach, the Chief Technology Officer of Pearson Education, Inc. in Bloomington, Minnesota. At the meeting, the parties discussed the Company's business operations. The parties also explored strategic alternatives involving the companies, including a possible merger of the Company and Pearson Education, Inc.

    From July 7, 2000 through July 11, 2000, Marjorie Scardino, the Chief Executive of Parent, and Mr. Gullotti had various telephone conferences discussing a possible business combination between the Company and Parent and the preliminary terms of such a transaction.

    From July 12, 2000 through July 17, 2000, Ms. Scardino and Mr. Gullotti continued to have telephone discussions regarding a possible business combination and the terms thereof.

    On July 14, 2000, Ms. Scardino and Mr. Gullotti reached a preliminary understanding on a possible purchase price of $73.00 per Share and certain other material terms of the transaction, and on July 15, 2000, they met in Bluffton, South Carolina to discuss these matters further.

    From July 17, 2000 through July 21, 2000, Ms. Scardino, Mr. Makinson,
Mr. Jovanovich, David Bell (one of Parent's directors) and other representatives of Parent and their advisors met with members of the Company's management, including various business unit heads of the Company and representatives of the Company's financial advisor, in Minneapolis, Minnesota and engaged in various telephone conversations to review the Company's business plans and its business and operations and to discuss outstanding issues in the transaction (including employee and severance issues). Also during this period, and continuing through July 30, 2000, Parent and its advisors conducted legal, business and financial due diligence with respect to the Company.

    On July 17, 2000, Parent's legal advisors provided a draft of an acquisition agreement. Between July 17, 2000 and July 21, 2000, Parent's and the Company's respective legal advisors began negotiating the proposed draft acquisition agreement.

    On July 20, 2000, Parent and the Company executed an exclusivity agreement pursuant to which, subject to certain exceptions, the Company agreed to refrain from negotiating a business combination with any party other than Parent until August 2, 2000.

    Parent, the Company, and their respective advisors continued negotiation of the acquisition agreement between July 22, 2000 and July 30, 2000.

    On July 27, 2000, Parent's Board of Directors approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, subject to the satisfactory finalization of the Merger Agreement. On July 28, 2000, the Company Board approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, subject to finalization of the Merger Agreement.

    On July 30, 2000, Parent, the Purchaser and the Company executed the Merger Agreement.

    On July 31, 2000, each of Parent and the Company issued a press release in the United States announcing the execution of the Merger Agreement.

    On August 4, 2000, Parent, the Purchaser and the Company executed Amendment No. 1 to the Merger Agreement.

    On August 7, 2000, in accordance with the Merger Agreement, the Purchaser commenced the Offer.

    During the Offer, Parent and the Purchaser intend to have ongoing contacts with the Company and its directors, officers and shareholders.

12.  PURPOSE OF THE OFFER; THE MERGER AGREEMENT; PLANS FOR THE COMPANY

    PURPOSE

    The purpose of the Offer is to enable Parent to acquire control of the Company and to acquire all of the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

    THE MERGER AGREEMENT

    The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", the Purchaser will be merged with and into the Company, with the Company being the surviving corporation, and each issued Share (other than Shares owned by Parent, the Purchaser or the Company or a subsidiary of Parent or the Purchaser or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Minnesota law) will be converted into the right to receive the price per Share paid pursuant to the Offer in cash, without interest thereon.

    COMPANY ACTION. The Merger Agreement states that the Company Board (at a meeting duly called and held) (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company and the shareholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. Additionally, the Committee (at a meeting duly called and held) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

    VOTE REQUIRED TO APPROVE MERGER. The MBCA requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved and found advisable by the Company Board and, if the "short-form" merger procedure described below is not available, approved by the holders of a majority of the Company's outstanding voting securities. The Company Board and the Committee have approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is approval of the Merger Agreement by the Company's shareholders if such "short-form" merger procedure is not available. If required by the MBCA, the Company will call and hold a meeting of its shareholders promptly following the consummation of the Offer for the purposes of voting upon the approval of the Merger Agreement. At any such meeting all Shares then owned by Parent or the Purchaser will be voted in favor of the approval of the Merger. If the Purchaser acquires--through the Offer, the Merger Agreement or otherwise--voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the affirmative vote of any other shareholder of the Company.

    The MBCA also provides that, if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company may effect a "short form" merger with that subsidiary without a shareholder vote. In order to consummate the Merger pursuant to these provisions of the MBCA, the Purchaser would have to own at least 90% of the outstanding Shares. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser intends to effect the Merger without a vote of the shareholders of the Company.

    CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following: (a) Shareholder Approval (as defined below under "Termination of the Merger Agreement"), if required by applicable law, shall have been obtained; (b) any requisite waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other applicable foreign antitrust and competition laws shall have been terminated or shall have expired and any necessary consents or approvals with respect to such transactions under any applicable foreign antitrust and competition laws shall have been obtained; (c) no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition (collectively, "LEGAL RESTRAINTS") that has the effect of preventing the consummation of the Merger shall be in effect; and (d) the Purchaser shall have previously accepted for payment and paid for the Shares pursuant to the Offer.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated at any time prior to the effective time of the Merger (the "EFFECTIVE TIME"), whether before or after the Shareholder Approval:

        (a) by mutual written consent of Parent and the Company;

        (b) by either Parent or the Company:

           (i) if the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to December 31, 2000; PROVIDED that this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been a principal reason the Offer has not been consummated by such date;

           (ii) if any domestic or foreign government or any court, administrative agency or commission or other governmental or regulatory authority or agency (a "GOVERNMENTAL ENTITY") shall have issued an order, injunction or other decree or ruling or taken any other action (a "RESTRAINT") permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for the Shares pursuant to the Offer or the Merger and such order, injunction, decree or ruling or other action shall have become final and nonappealable;

        (c) by Parent, if the Company Board shall have failed to confirm the Recommendation to the shareholders of the Company that they accept the Offer and give Shareholder Approval within four business days after a written request by Parent that it do so if such request is made following the making of a Takeover Proposal (as defined below under "Takeover Proposals"). "SHAREHOLDER APPROVAL" means approval of the Merger by an affirmative vote of the holders of a majority of the outstanding Shares;

        (d) by Parent (i) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach, individually or in the aggregate with other breaches, would give rise to the failure of a condition set forth in paragraph (d) or (e) of
    Section 14 hereof, and has not been or is incapable of being cured by the Company within 20 business days after its receipt of written notice thereof from Parent, or (ii) if any suit, action or proceeding described in paragraph (a) of Section 14 hereof shall have prevailed and become final and nonappealable;

        (e) by the Company, if any of Parent or the Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, except for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Parent's or the Purchaser's ability to consummate the transactions contemplated by the Merger Agreement, which breach or failure to perform has not been or is incapable of being cured by Parent within 20 business days after its receipt of written notice thereof from the Company;

        (f) by the Company in the circumstances described below under "Takeover Proposals" in which such termination is permitted, subject to compliance by the Company with the notice provisions described below and the termination fee provisions described below; or

        (g) by Parent, if there is a material breach of the obligations described below under "Takeover Proposals" or (i) if the Company Board
    (A) withdraws or modifies in any manner materially adverse to Parent or the Purchaser the Recommendation, (B) accepts, approves or recommends any Takeover Proposal or (C) resolves or publicly discloses any intention to do any of the foregoing or (ii) if the Committee (A) withdraws or modifies in any manner adverse to Parent or the Purchaser the Committee Approval,
    (B) approves a Takeover Proposal or (C) resolves or publicly discloses any intention to do any of the foregoing.

    TAKEOVER PROPOSALS. The Merger Agreement provides that the Company will not, nor will it permit any of its affiliates to, nor will it authorize or permit any affiliate, director, officer or employee of, or any investment banker, financial advisor, attorney, accountant or other advisor or representative of, the Company or any of its affiliates to, directly or indirectly, (i) solicit, seek, initiate or encourage (including by way of furnishing information), or take any other action to facilitate the submission of any inquiries or the making of any proposal or offer that constitutes, or would be reasonably likely to constitute or lead to a Takeover Proposal,
(ii) enter into, continue or otherwise participate in any discussions or negotiations (including by way of furnishing information) or otherwise cooperate in any way with, or assist, participate in, facilitate or encourage any effort or attempt by any person to submit or otherwise act in furtherance of, a Takeover Proposal, (iii) agree to, approve or recommend any Takeover Proposal, or (iv) take any other action inconsistent with the obligations and commitments of the Company contained in this provision, PROVIDED that the foregoing shall not prohibit the presentation of a Takeover Proposal to the Company Board which was not obtained or received in violation of Section 4.02 of the Merger Agreement. Notwithstanding the foregoing, in the event the Company Board determines in good faith after consultation with outside counsel that failure to do so would constitute a breach of the Company Board's fiduciary duties to the shareholders of the Company under applicable law, the Company Board may, in response to (A) a Superior Proposal (as defined below) or (B) a bona fide Takeover Proposal that the Company Board determines in good faith is reasonably likely to lead to a Superior Proposal (a "LIKELY SUPERIOR PROPOSAL") at any time prior to the acceptance for payment of Shares pursuant to the Offer (the "SPECIFIED DATE"), that in each case was unsolicited and did not otherwise result from a breach of this provision, and subject to compliance with the notification obligations described below: (x) furnish information with respect to the Company and its subsidiaries to the person making such Superior Proposal or Likely Superior Proposal (and its representatives) pursuant to an appropriate and customary confidentiality and standstill agreement that is no less favorable than the Confidentiality Agreement; and (y) participate in discussions or negotiations with the person making such Superior Proposal or Likely Superior Proposal (and its representatives) regarding such Superior Proposal or Likely Superior Proposal.

    "SUPERIOR PROPOSAL" means any bona fide written offer made by a third party to consummate a tender offer, exchange offer, merger, consolidation or similar transaction that would result in such third party (or its shareholders) owning, directly or indirectly, more than 50% of the Shares then outstanding (or of the surviving entity in a merger) or all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, and that is otherwise on terms and conditions which the Company Board determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to provide consideration to the holders of Shares with a greater value than the consideration payable in the Merger after taking into account (i) the amount and type of consideration offered, (ii) any changes to the terms of the Merger Agreement proposed in writing by Parent in response to such Superior Proposal or otherwise, (iii) the likelihood of the consummation of such transaction and
(iv) the identity of the person making the proposal, PROVIDED, HOWEVER, that no such offer shall constitute a Superior Proposal unless (A) such offer is first received by the Company after the date of the Merger Agreement and (B) such offer is unsolicited and does not otherwise result from a breach of
Section 4.02 of the Merger Agreement.

    "TAKEOVER PROPOSAL" means any inquiry, proposal or offer from any person relating to (i) any direct or indirect purchase, lease, pledge or other acquisition of 10% or more of the assets of the Company and its subsidiaries, taken as a whole, or 10% or more (on either an issued and outstanding or a fully-diluted basis) of any class or series of capital stock of the Company or any subsidiary of the Company, (ii) any tender offer or exchange offer that if consummated would result in any person (or group of related persons) beneficially owning 10% or more (on either an issued and outstanding or a fully-diluted basis) of any class or series of capital stock of the Company or any subsidiary of the Company, or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any subsidiary of the Company, in each case, other than the transactions to be effected pursuant to the Merger Agreement.

    The Merger Agreement further provides that, except as described below, neither the Company Board nor any committee thereof (including the Committee) shall (i) withdraw (or modify in a manner adverse to Parent or the Purchaser) or propose to withdraw (or modify in a manner adverse to Parent or the Purchaser) the Recommendation and the Committee Approval, (ii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal, (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar contract (other than a confidentiality agreement as required by Section 4.02(a) of the Merger Agreement) (each, an "ACQUISITION AGREEMENT") constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal, or (iv) agree or resolve to take any of the actions contemplated by clause (i), (ii) or (iii) of this sentence PROVIDED, HOWEVER, that the Company Board or any committee thereof may take any of such actions if (and only if) each of the following conditions has been satisfied:
(w) the Company Board or such committee thereof determines in good faith, after consultation with outside counsel, that failure to do so would constitute a breach of its fiduciary duties to the shareholders of the Company under applicable law; (x) no breach of any of the Company's obligations under this provision or its obligations described in the immediately following paragraph shall have occurred; (y) the Company shall have given Parent three business days' prior written notice of its intention to take such action and if such action is being taken in connection with a Superior Proposal or a Takeover Proposal which may lead to a Superior Proposal, Parent shall not have proposed changes to the terms of the Merger Agreement which would have the effect of causing the Takeover Proposal in question no longer to constitute a Superior Proposal or otherwise cause the condition set forth in clause (w) above no longer to be satisfied; and (z) the Company shall have terminated the Merger Agreement and prior to such termination, the Company has paid the Termination Fee (as defined below under "Fees and Expenses; Termination Fee") to Parent.

    In addition to the obligations of the Company described in the preceding three paragraphs, the Merger Agreement provides that the Company will promptly (and in any event within 24 hours or, in the case of any action described in clause (x) or (y) of the fourth preceding paragraph not less than 48 hours prior to taking any such action) (i) advise Parent orally and in writing of any request for information that the Company reasonably believes could lead to or contemplates a Takeover Proposal or of any Takeover Proposal or of any inquiry the Company reasonably believes could lead to any Takeover Proposal, the terms and conditions of any such request, Takeover Proposal or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the person making any such request, Takeover Proposal or inquiry and
(ii) keep Parent informed in all material respects of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and of any discussions or negotiations with respect thereto.

    The Merger Agreement provides that the provisions described above will not prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or making any disclosure to the Company's shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with applicable law; PROVIDED, HOWEVER, in no event shall the Company Board or any committee thereof withdraw or modify, or propose to withdraw or modify, its position with respect to the Merger Agreement, the Offer or the Merger (unless it is permitted to do so as described above) or adopt, approve or recommend, or propose to adopt, approve or recommend, any Takeover Proposal.

    FEES AND EXPENSES; TERMINATION FEE. The Merger Agreement provides that except as set forth below, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

    In the event that (i) (A) a Takeover Proposal shall have been made (whether to the Company, any subsidiary of the Company, or the shareholders of the Company or otherwise) or become publicly known or any person shall have publicly proposed or publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Takeover Proposal, (B) thereafter the Merger Agreement is terminated by either Parent or the Company as described above in paragraph (b)(i) under "Termination of the Merger Agreement" and (C) within 12 months after such termination, the Company or any of its subsidiaries enters into any Acquisition Agreement with respect to, or otherwise consummates the transaction contemplated by, any Takeover Proposal; or (ii) the Merger Agreement is terminated by Parent as described above in paragraph (c), (d)(i) or
(g) under "Termination of the Merger Agreement" or by the Company as described in paragraph (f) under "Termination of the Merger Agreement"; then, in each case, the Company shall pay Parent a fee equal to $98,000,000 (the "TERMINATION FEE") by wire transfer of same day funds, to an account designated by Parent. In the event that such payment is being made as a result of any event referred to in subsection (i)(C) or subsection (ii)(B) above, such payment shall be made not later than the date of such event and in the event that such payment is being made as a result of any event referred to in subsection (ii) above, such payment shall be made not later than the date of such termination (and in the case of a termination by the Company as a condition to such termination); PROVIDED, HOWEVER, that for purposes of subsection (i) of this paragraph, the references to "10%" in the definition of "Takeover Proposal" shall in each case be deemed to be references to "50%". The parties have agreed that if the Company fails promptly to pay any amount due as described in this paragraph and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for such amount, the Company shall pay to Parent interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

    CONDUCT OF BUSINESS. The Merger Agreement provides that during the period from the date of the Merger Agreement to the Effective Time, except (i) as consented to in writing by Parent, (ii) as specifically contemplated by the Merger Agreement or (iii) as disclosed on Section 4.01(a) of the Company's disclosure schedule to the Merger Agreement, the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use their commercially reasonable efforts to comply with all applicable laws, rules and regulations and, to the extent consistent therewith, use their commercially reasonable efforts to preserve their assets and technology and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them in all material respects. Without limiting the generality of the foregoing, but subject to clauses (i), (ii) and (iii) above, the Company shall not, and shall not permit any of its subsidiaries to:

        (i) (w) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock except for cash dividends payable to the Company or a subsidiary of the Company by a subsidiary of the Company, (x) purchase, redeem or otherwise acquire any shares of capital stock or any other securities of the Company or its subsidiaries (except in connection with and consistent with the terms of the Stock Plans (as defined in the Merger Agreement) or the Benefit Plans (as defined in the Merger Agreement), as in effect on the date of the Merger Agreement) or any options, warrants, calls or rights to acquire any such shares or other securities, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other securities or (z) liquidate, merge or consolidate with any other person;

        (ii) issue, deliver, sell, pledge, dispose of, grant, encumber, or otherwise transfer or authorize the issuance, delivery, sale, pledge, disposition, grant or encumbrance of any shares of the Company's or any of its subsidiaries' capital stock, any other equity or voting interests or any securities convertible into, or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, voting securities or convertible securities or any stock appreciation rights or other rights (other than the issuance of Shares upon the exercise of Stock Options (as defined in the Merger Agreement) and other rights and agreements set forth in Section 3.01(c) of the Company's disclosure schedule to the Merger Agreement that were in existence on the date of the Merger Agreement);

        (iii) amend or propose to amend its or any of its subsidiaries' articles of incorporation or by-laws (or similar organizational documents);

        (iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or in any other manner, any assets or stock constituting a business or any corporation, partnership, joint venture or association or other entity or division thereof, or any direct or indirect interest in any of the foregoing, or (B) any assets other than purchases of assets (including, subject to clause (vii) below, capital assets) in the ordinary course of business consistent with past practice;

        (v) directly or indirectly sell, lease, license, sell and lease back, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets or any interest therein, except (i) sales of assets or any interest therein in the ordinary course of business consistent with past practice, (ii) pledges or encumbrances pursuant to existing borrowing arrangements, or (iii) any such transaction not otherwise permitted with an aggregate value not to exceed $5,000,000;

        (vi) (x) repurchase, accelerate, prepay or incur any indebtedness or guarantee any indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing (PROVIDED that the Company may incur indebtedness for borrowed money under its existing credit facilities up to an aggregate amount of $30,000,000),
    (y) make any loans, advances or capital contributions to, or investments in, any other person, other than the Company or any direct or indirect wholly owned subsidiary of the Company, or (z) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in interest rates, commodity prices, currency exchange rates or otherwise, except, in the cases of clauses (x), (y) and (z) above, agreements or arrangements entered into in the ordinary course of business consistent with past practice;

        (vii) incur or commit to incur any capital expenditures in an aggregate amount in excess of $10,000,000;

        (viii) pay, discharge, settle or satisfy any litigation, claims (including claims of shareholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) in an aggregate amount exceeding $5,000,000, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the Merger Agreement of claims, liabilities or obligations reflected, reserved against or otherwise disclosed in the most recent audited financial statements (or the notes thereto) of the Company included in documents the Company has filed with the Commission (for amounts not in excess of such reserves or as otherwise disclosed) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or waive, release, grant or transfer any right of material value, other than in the ordinary course of business consistent with past practice, or waive any material benefits of, or agree to modify in any material adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;

        (ix) (A) grant to any employee, officer, director, consultant or independent contractor of the Company or any of its subsidiaries any increase in cash compensation or pay any bonus, other than in the ordinary course of business consistent with past practice, (B) grant to any employee, officer, director, consultant or independent contractor of the Company or any of its subsidiaries any increase in severance or termination pay,
    (C) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Benefit Plan (as defined in the Merger Agreement), (D) take any action to accelerate any rights or benefits, take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Benefit Plan other than as provided below under "Stock Options", including any payment of cash pursuant thereto or
    (E) amend or modify or grant any Stock Option, in each case above other than
    (i) changes that are required by applicable law or (ii) to satisfy obligations existing as of the date of the Merger Agreement;

        (x) fail to maintain insurance existing at levels substantially comparable to levels as of the date of the Merger Agreement;

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
        (xi) transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Intellectual Property (as defined in the Merger Agreement) rights of the Company and its subsidiaries other than in the ordinary course of business consistent with past practice; PROVIDED that in no event shall the Company license on an exclusive basis or sell any Intellectual Property rights of the Company or its subsidiaries;

        (xii) enter into or amend any agreements pursuant to which any person is granted exclusive marketing, manufacturing or other rights with respect to any material Company product, process or technology, other than in the ordinary course of business consistent with past practice;

        (xiii) except insofar as may be required by a change in generally accepted accounting principles in the United States or generally accepted accounting principles of the applicable jurisdiction or changes in applicable law, make any changes in accounting methods, principles or practices;

        (xiv) take any action that could reasonably be expected to result in
    (A) any representation and warranty of the Company set forth in the Merger Agreement that is qualified as to materiality becoming untrue, (B) any such representation and warranty that is not so qualified becoming untrue in any material respect or (C) any condition to the Offer or the Merger not being satisfied except as provided in Section 4.02(b) of the Merger Agreement;

        (xv) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures;

        (xvi) amend, modify or consent to the termination of any Material Contract (as defined in the Merger Agreement), or amend, waive, modify or consent to the termination of the Company's or any of its subsidiaries' material rights thereunder;

        (xvii) commence any material litigation; or

        (xviii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

    BOARD OF DIRECTORS. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, be entitled to designate such number of directors on the Company Board as will give the Purchaser representation on the Company Board equal to that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) a fraction, the numerator of which is the number of Shares so accepted for payment and paid for by the Purchaser and the denominator of which is the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected or appointed to the Company Board; PROVIDED, HOWEVER, that during the period commencing with the election or appointment of the Purchaser's designees to the Company Board until the Effective Time, the Company Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company (the "INDEPENDENT DIRECTORS"); and PROVIDED FURTHER, HOWEVER, that if during such period the number of Independent Directors shall be reduced below three for any reason whatsoever, the remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill any such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not shareholders, officers or affiliates of the Company, Parent or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Parent for the purpose of effecting any such election or appointment of the Purchaser's designees. In connection with the foregoing, the Company shall promptly, at the option of the Purchaser, either increase the size of the Company Board or obtain the resignation of such number

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
of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Company Board as provided above. Prior to the Effective Time, the Company shall cause each member of the Company Board, other than the Purchaser's designees, to execute and deliver a letter effectuating his or her resignation as a director of the Company Board effective immediately prior to the Effective Time.

    STOCK OPTIONS. The Merger Agreement provides that prior to or as soon as practicable following the Effective Time, the Company (acting, where appropriate, through the Company Board or a committee thereof) shall take all action as may be necessary, and shall use commercially reasonable effects to obtain any necessary consents, so that each Stock Option outstanding immediately prior to the Effective Time is fully vested and canceled at the Effective Time in exchange for a right to receive a cash payment from the Company, payable as soon as practicable after such cancellation, equal to the product of (x) the excess, if any, of (A) the consideration payable in the Merger over (B) the exercise price per Share subject to such Stock Option, multiplied by (y) the number of Shares issuable pursuant to the unexercised portion of such Stock Option, less any tax withholding required by applicable law. Notwithstanding the foregoing, at the request of Parent, the Company (acting, where appropriate, through the Company Board or a committee thereof) shall take all action as may be necessary, and shall use commercially reasonable efforts to obtain any necessary consents, so that each Stock Option outstanding immediately prior to the first purchase of Shares pursuant to the Offer is fully vested and canceled at such time in exchange for the right to receive such payment (such vesting and cancellation in exchange for the right to receive such payment is referred to as the "OPTION CASH-OUT"). Parent intends to make such request. In connection with this request, the Company will solicit, during the term of the Offer, consents from all holders of Stock Options to the Option Cash-Out. Holders of Stock Options will be required to agree in writing prior to the expiration of the Offer to the Option Cash-Out for the Option Cash-Out to be effected, with their consent taking effect immediately prior to the first purchase of Shares in the Offer. In addition to a letter from the Company soliciting each holder's agreement to cancel the holder's Stock Options, each holder will be provided with a copy of this Offer to Purchase and the other relevant tender offer materials.

    Payment of the cash price pursuant to the Option Cash-Out will occur on the same schedule as the payment for tendered Shares in the Offer.

    Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Stock Plans) shall take or cause to be taken such actions as are required (x) to cause the Stock Plans to terminate as of the Effective Time, (y) to cause the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest on or following the Effective Time in respect of any capital stock of the Company to be deleted as of the Effective Time, and (z) modify or cancel any award outstanding thereunder so that no Shares are outstanding or are issuable under such award after the Effective Time.

    RESTRICTED STOCK. Prior to or as soon as practicable following the date of the Merger Agreement, the Company (acting, where appropriate, through the Company Board or a committee thereof) shall take all action as may be necessary, and shall use commercially reasonable efforts to obtain any necessary consents, so that the consideration payable in the Merger received in respect of each Share subject to restrictions based on satisfaction of performance criteria (the "RESTRICTED STOCK") pursuant to Section 2.01(c) of the Merger Agreement shall be held in custody by the Company and distributed to the holder of such Restricted Stock only upon satisfaction of the performance criteria contained in the Restricted Stock Award Agreement related thereto.

    EARNOUT SHARES. Prior to or as soon as practicable following the date of the Merger Agreement, the Company shall take any action (including the giving of notice to the Accredited Sellers (as defined in the Merger Agreement)) as is required by the Macro Agreement (as defined in the Merger Agreement) and the Macro Side Letters (as defined in the Merger Agreement), so that, in accordance with the terms of the Macro Agreement and the Macro Side Letters, the right to receive a Share under the Macro

Agreement and the Macro Side Letters shall be converted into a right to receive the consideration payable in the Merger, when and if such Shares become issuable to the Accredited Sellers, pursuant to the terms of the Macro Agreement and the Macro Side Letters.

    PHANTOM STOCK AWARDS. Prior to or as soon as practicable following the date of the Merger Agreement, the Company (acting, where appropriate, through the Company Board or a committee thereof) shall take all action as may be necessary, and shall use commercially reasonable efforts to obtain any necessary consents, so that all phantom stock awards (including, for this purpose, any award payable in cash in an amount based in whole or in part on the value of a Share) outstanding under any Stock Plan are cancelled as of the Effective Time. As soon as practicable after such cancellation, Parent shall cause a payment to be made with respect to each such award granted on March 2, 1998 under the 1997 Long-Term Incentive Plan (as defined in the Merger Agreement) and listed on
Section 5.04(d) of the Company's disclosure schedule to the Merger Agreement (by name of holder and number of phantom shares) equal to the product of (i) the number of phantom shares so awarded, and (ii) $38.125, less any tax withholding required by applicable law. No cash payments shall be made directly or indirectly in respect of any award of phantom shares granted on March 2, 1999 or March 7, 2000. Immediately following the Effective Time, Parent shall cause payment to be made of the remaining, unpaid, portion of the award granted on March 3, 1997 under the Long-Term Incentive Plan and which would have been due and payable, absent the Merger Agreement, in 2001.

    EMPLOYEE STOCK PURCHASE PLAN. Prior to or as soon as practicable following the date of the Merger Agreement and contingent on the closing of the transactions contemplated by the Merger Agreement, the Company (acting, where appropriate, through the Company Board or a committee thereof) shall take all action as may be necessary, and shall use commercially reasonable efforts to obtain any necessary consents, to suspend or to terminate the Company's Employee Stock Purchase Plan (as defined in the Merger Agreement) so that, with regard to employee contributions withheld from pay after the date of the Merger Agreement, no additional Shares may be purchased thereunder if those shares would be subject to direct or indirect purchase under the Merger Agreement.

    EMPLOYEE STOCK OWNERSHIP PLAN. Prior to the Effective Time and contingent on the closing of the transactions contemplated by the Merger Agreement, the Company (acting, where appropriate, through the Company Board or a committee thereof) shall take all action as may be necessary so that the accounts of all employees under the Company's Employee Stock Ownership Plan (as defined in the Merger Agreement) are fully vested as of the Effective Time.

    POST-CLOSING EMPLOYEE BENEFITS. The Merger Agreement provides that, following the date of closing of the Merger, and allowing for such period of time thereafter as may be administratively advisable in order to effect the transition from the Benefit Plans, Parent shall provide, or cause to be provided, the employees of the surviving corporation in the Merger and its subsidiaries with employee benefits (other than bonuses and severance benefits to the extent covered below in "Severance" and "Annual Bonus Awards") that are no less favorable in the aggregate than those made available by Parent to its similarly situated employees, PROVIDED that after the date of closing of the Merger, Parent shall retain the right to amend or terminate any of such benefits to the extent permitted by applicable law and consistent with the Merger Agreement. To the extent that service is relevant for eligibility and vesting under any retirement plan or employee benefit plan, program or arrangement established or maintained for the benefit of the employees of the surviving corporation in the Merger and its subsidiaries, such plan, program or arrangement shall credit such employees for service on or prior to the date of closing of the Merger with the Company or any of its subsidiaries, except where such credit would result in a duplication of benefits or unintended windfall or with respect to any benefit where, as to similarly situated employees of Parent, only future service is taken into account.

    SEVERANCE.  With respect each employee of the Company who is listed in
Section 5.07(b)(1) of the Company's disclosure schedule to the Merger Agreement (the "LEVEL 1 EMPLOYEES"), Parent shall cause

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
the Change in Control Agreement or Severance Agreement to which such employee is a party and is in effect at the Effective Date to be honored in accordance with its terms, PROVIDED, HOWEVER, that the reference, if any, to "two times" contained in the definition of "Applicable Incentive Amount" in any Change in Control Agreement shall be disregarded. With respect to each employee of the Company who is listed in Section 5.07(b)(2) of the Company's disclosure schedule to the Merger Agreement (the "LEVEL 2 EMPLOYEES"), Parent shall cause each such employee whose employment is terminated by Parent or its affiliates (or by the employee if (and only if) on account of a reduction in the employee's base pay or annual target bonus percentage under the Company's Management Incentive Plan or a relocation of the employee's primary work site of more than 40 miles) within the one year period following the date of closing of the Merger to receive over a 12 month period such percentage of such employee's annual base pay as is equal to 100% plus such employee's annual target bonus percentage. With respect to each employee of the Company who is not a Level 1 Employee or a Level 2 Employee (the "LEVEL 3 EMPLOYEES"), Parent shall cause each such employee whose employment is terminated by Parent or its affiliates within the one year period following the date of closing of the Merger to receive severance payments equal to those payable pursuant to the Company's Severance Pay Plan as in effect on the date of the Merger Agreement (the "SEVERANCE PLAN") and shall not exercise any retained right to amend or to terminate the Severance Pay Plan and shall not exercise any right to issue a "severance pay award" under the Severance Pay Plan for the purpose of diminishing the entitlement to these payments. For up to 12 months following a termination of employment entitling a Level 2 or Level 3 Employee to severance payments, Parent shall subsidize such employee's COBRA continuation coverage in an amount that allows such employee to continue to participate in the Company's medical program on the same basis as similarly situated active employees. Notwithstanding the foregoing, no Level 2 or Level 3 Employee shall be entitled to severance benefits if (i) such employee's employment is terminated by Parent or its affiliates for any reason set forth in Section 3.3 of the Severance Plan or by reason of death or disability or (ii) such employee fails to execute a release of claims in favor of Parent and its affiliates in a form that is reasonably acceptable to Parent.

    ANNUAL BONUS AWARDS. Parent shall cause the annual bonus opportunities with respect to the Company's fiscal year ending February 3, 2001 under the Company's Management Incentive Plan and 2000 Long-Term Incentive Program to remain in place, subject to such reasonable adjustments in the performance targets as Parent determines are necessary to reflect consummation of the transactions contemplated by the Merger Agreement.

    INDEMNIFICATION, EXCULPATION AND INSURANCE. The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing at the date of the Merger Agreement, in favor of the then current or former directors or officers of the Company and its subsidiaries as provided in their respective articles of incorporation or by-laws (or similar organizational documents) shall be assumed by the surviving corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

    In the event that the surviving corporation in the Merger or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the surviving corporation assume the obligations described in this section "Indemnification, Exculpation and Insurance".

    In the Merger Agreement, Parent has agreed that for not less than six years after the Effective Time, Parent shall maintain in effect the Company's current directors' and officers' liability insurance covering each person currently covered by the Company's directors' and officers' liability insurance policy for acts or omissions occurring prior to the Effective Time on terms with respect to coverage and amounts that are no less favorable in any material respect to such directors and officers than those of such policy as in effect on the date of the Merger Agreement; PROVIDED, HOWEVER, that
(i) Parent may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required by this provision of the Merger Agreement, and (ii) in no event shall Parent be required to pay aggregate premiums for insurance described in this paragraph in excess of 200% of the amount of the aggregate premiums paid by the Company in respect of such coverage for the calendar year 1999; PROVIDED FURTHER, HOWEVER, that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 200% amount. The provisions described in this paragraph are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives.

    COMMERCIALLY REASONABLE EFFORTS; NOTIFICATION. The Merger Agreement provides that each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using all commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions to the Offer and the Merger to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including the making of all filings under the HSR Act and the relevant foreign antitrust laws as promptly as reasonably practicable, and in any event, within five business days after the date of the Merger Agreement, and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, the Company and the Company Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby, use its commercially reasonable efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby. The Company and Parent shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated thereby and work cooperatively in connection with obtaining any such waivers, consents, approvals, orders and authorizations, including, without limitation: (i) promptly notifying the other of, and if in writing, furnishing the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any Governmental Entity with respect to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) permitting the other party to review and discuss in advance, and considering in good faith the views of one another in connection with, any proposed written (or material proposed oral) communication with any Governmental Entity, (iii) not participating in any meeting with any Governmental Entity unless it consults with the other party in advance and to the extent permitted by such Governmental Entity gives the other party the opportunity to attend and participate there at, (iv) furnishing the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any Governmental Entity with respect to the Merger Agreement, the Offer and the Merger, and
(v) furnishing the other party with such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings or submissions of information to any Governmental Entity. The Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this paragraph as "outside counsel only". Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement, or (iii) any change or event having, or that is reasonably likely to have, a material adverse effect on the notifying party or on the truth of their respective representations and warranties or the ability of the conditions contained in the Merger Agreement to be satisfied; PROVIDED that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties, including representations relating to corporate existence and power; capitalization; corporate authorizations; subsidiaries; Commission filings; absence of certain changes; litigation; contracts; compliance with laws; labor matters; environmental matters; employee benefits matters; taxes; intellectual property; real and personal property; state takeover statutes; brokers; the inapplicability of the Rights Agreement to the Offer and the Merger; and the opinion of the Company's financial advisor.

    Certain representations and warranties in the Merger Agreement made by the Company and Parent are qualified as to "materiality" or "material adverse effect". For purposes of the Merger Agreement and the Offer, the term "MATERIAL ADVERSE EFFECT" means any state of facts, change, development, effect, event, condition or occurrence that is materially adverse to the business, assets, financial condition, results of operations of the Company and its subsidiaries, taken as a whole; PROVIDED, HOWEVER, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any state of facts, change, development, effect, event, condition or occurrence
(i) to the extent attributable to the announcement of the Offer and the other transactions contemplated pursuant to the Merger Agreement, or
(ii) attributable to conditions generally affecting the information services industry, the United States economy as a whole or foreign economies in any locations where the Company or any of its subsidiaries has material operations or sales.

    PROCEDURE FOR AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement may be amended by the parties at any time, whether before or after the Shareholder Approval; PROVIDED that, after the purchase of Shares pursuant to the Offer, no amendment shall be made which decreases the Offer Price and, after the Shareholder Approval has been obtained, there shall be made no amendment that by law requires further approval by the Company's shareholders or Parent's or the Purchaser's shareholders without the further approval of the Company's shareholders or Parent's or the Purchaser's shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto. Following the election or appointment of the Purchaser's designees to the Company Board as described above and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent's and the Purchaser's respective obligations under the Merger Agreement.

    At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant thereto or (c) waive compliance with any of the agreements or conditions contained therein; PROVIDED that after the Shareholder Approval has been obtained, there shall be made no waiver that by law requires further approval by the Company's shareholders or Parent's shareholders without the further approval of the Company's shareholders or Parent's or the Purchaser's shareholders. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay by any party to the Merger Agreement to assert any of its rights under the Merger Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to the Merger Agreement of any of its rights under the Merger Agreement preclude any other or further exercise of such rights or any other rights under the Merger Agreement.

    The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) and Exhibit (d)(2) to the Schedule TO. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized above.

    THE CONFIDENTIALITY AGREEMENT

    Pursuant to a Confidentiality Agreement dated June 14, 2000 between Pearson Education, Inc., a wholly owned indirect subsidiary of Parent, and the Company, Pearson Education, Inc., on behalf of itself and its parent corporations agreed to keep confidential certain information provided by the Company or its representatives. The Confidentiality Agreement also contains customary standstill provisions.

    PLANS FOR THE COMPANY

    If a majority of the outstanding Shares are purchased by the Purchaser pursuant to the Offer, Parent may designate its representatives as a majority of the Company Board. Parent's principal reason for acquiring the Company is the strategic fit of the Company's operations with Parent's operations. Parent intends to continue to review the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, actions or changes would be desirable in light of the circumstances then existing (including steps to integrate the operations of the Company with those of Parent under the direction of Parent's management as well as the implementation of technical and industrial savings and synergies created by the transaction), and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's corporate structure, operational headquarters, capitalization, management or dividend policy.

    Except as described above or elsewhere in this Offer to Purchase, Parent and the Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets),
(ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or
(vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

    Parent is considering a transfer of the shares which it indirectly owns in the Purchaser (which following the Merger will represent shares in the Company) to another subsidiary (direct or indirect) of Parent.

    DISSENTERS' RIGHTS

    No rights to seek to obtain the "fair value" of their Shares are available to shareholders of the Company in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the fair value of that shareholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective date of the Merger) required to be paid in cash to dissenting shareholders of the Company for their Shares. Any judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the consideration payable in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the consideration payable in the Merger.

    The Merger Agreement provides that, notwithstanding any provision of the Merger Agreement to the contrary, any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters' rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters' rights ("DISSENTING SHARES"), will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of Dissenting Shares will be entitled to only such rights as are granted by Section 302A.471 of the MBCA.

    The Merger Agreement further provides that if any shareholder of the Company who asserts dissenters' rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters' rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder's Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest thereon, upon surrender of the certificate or certificates formerly representing such Dissenting Shares.

    The Merger Agreement further provides that the Company shall give Parent
(x) prompt notice of any written intent to demand payment of the fair value of any Shares, withdrawals of such demands and any other instruments delivered pursuant to the MBCA in respect of Shares or the Merger received by the Company and (y) the opportunity to control and resolve all negotiations and proceedings with respect to dissenters' rights under the MBCA. The Company may not voluntarily make any payment with respect to any exercise of dissenters' rights and may not, except with the prior written consent of Parent, settle or offer to settle any such dissenters' rights.

    FAILURE TO PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS' RIGHTS AVAILABLE UNDER THE MBCA.

    THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA.

    GOING-PRIVATE TRANSACTIONS

    The Commission has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions. The Purchaser does not believe that Rule 13e-3 will be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority shareholders in the Merger be filed with the Commission and disclosed to shareholders prior to the consummation of the Merger.

13. DIVIDENDS AND DISTRIBUTIONS

    As discussed in Section 12, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior approval of Parent, the Company may not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock except for cash dividends payable to the Company or a subsidiary of Company by a subsidiary of the Company.

14.  CERTAIN CONDITIONS OF THE OFFER

    The Merger Agreement provides that the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and may postpone the acceptance for payment or payment for any Shares tendered and when permitted by the Merger Agreement, amend or terminate the Offer if (i) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the outstanding Shares (determined on a fully diluted basis for all outstanding stock options, convertible debentures and any other rights to acquire Shares on the date of purchase) (the "FULLY DILUTED SHARES") and (ii) any requisite waiting period under the HSR Act (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer or to the Merger and any other requisite waiting periods under any other applicable material competition, merger, control, antitrust or similar law or regulation shall not have been terminated or shall not have expired. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, to pay for any Shares not yet accepted for payment or paid for, and, subject to the Merger Agreement, may terminate or amend the Offer, immediately prior to the applicable Expiration Date, if any of the following conditions exists:

        (a) there shall be pending or formally threatened in writing any suit, action or proceeding by any Governmental Entity having a reasonable likelihood of success on the merits (i) challenging the acquisition by Parent or the Purchaser of any shares of common stock of the Company, seeking to restrain or prohibit consummation of the Offer or the Merger, or seeking to place limitations on the ownership of Shares (or shares of common stock of the Company following the Merger) by Parent or the Purchaser,
    (ii) seeking to prohibit or limit the ownership or operation by the Company or Parent and their respective subsidiaries of any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, or to compel the Company or Parent and their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective subsidiaries taken as a whole, as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement,
    (iii) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or Parent and subsidiaries taken as a whole, or (iv) which otherwise is reasonably expected to have a Material Adverse Effect;

        (b) any Legal Restraint that has the effect of preventing the purchase of Shares pursuant to the Offer or the Merger shall be in effect;

        (c) except as set forth in the Company's disclosure schedule to the Merger Agreement or in the SEC Documents (as defined in the Merger Agreement), since April 29, 2000, there shall have been any state of facts, change, development, effect, event, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to have, a Material Adverse Effect;

        (d) as of the date of the consummation of the Offer, the representation and warranty of the Company with respect to its capital structure and outstanding equity interests shall not be true and correct in all material respects, or the other representations and warranties of the Company contained in the Merger Agreement shall not be true and correct (without giving effect to any limitation as to "materiality" or material adverse effect set forth therein), as if such representations and warranties were made on the date thereof, except for such failures to be true and correct that, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

        (e) the Company shall have failed to perform in any material respect any material obligation required to be performed by it under the Merger Agreement at or prior to the Specified Date;

        (f) Parent shall not have obtained all consents, approvals, authorizations, qualifications and orders of all Governmental Entities legally required in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement other than any such consents, approvals, authorizations, qualifications and orders, the failure of which to obtain, individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

        (g) the Merger Agreement shall have been terminated in accordance with its terms;

        (h) (i) the Company Board shall have (A) withdrawn or modified or changed, in any manner adverse to Parent or the Purchaser, the Recommendation, (B) accepted, approved or recommended any Takeover Proposal, or (C) resolved or publicly disclosed any intention to do any of the foregoing or (ii) the Committee shall have (A) withdrawn or modified in any manner adverse to Parent or the Purchaser, the Committee Approval,
    (B) approved a Takeover Proposal or (C) resolved or publicly disclosed any intention to do any of the foregoing; or

        (i) there shall have occurred (i) any general suspension of trading in or on the Nasdaq National Market or the London Stock Exchange in excess of 24 hours (other than a shortening of trading hours or any coordinated trading halt triggered solely as a result of a specified increase or decrease in a market index or a trading halt resulting from physical damage or interference with such market or exchange not related to market conditions), (ii) a decline of at least 25% in all of the Dow Jones Average of Industrial Stocks, the Standard & Poor's 500 Index and the Financial Times-Stock Exchange All Shares Index measured from the date hereof to the date on which the Offer has expired, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom, (iv) the imposition of any limitation (whether or not mandatory) by any government or Governmental Entity, that materially adversely affects the extension of credit by banks or other lending institutions or (v) a commencement of a war or armed hostilities or any other national or international calamity directly or indirectly involving the United States or the United Kingdom;

which, in the sole discretion of the Purchaser or Parent in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15.  CERTAIN LEGAL MATTERS

    Except as described in this Section 15, based on a review of publicly available filings made by the Company with the Commission and other publicly available information concerning the Company and discussions of representatives of Parent with representatives of the Company, none of Parent, the Purchaser or the Company is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any Governmental Entity that would be required or desirable for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Parent and the Purchaser currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While (except as otherwise expressly described in this Section 15) the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See
Section 14 for a description of certain conditions to the Offer.

    STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS CORP.
V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

    In Minnesota, Section 302A.673 of the MBCA limits the ability of a publicly held Minnesota corporation to engage in business combinations with an "interested shareholder" (defined in Section 302A.011 of the MBCA as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) unless, among other things, a committee of that corporation's board comprised of all disinterested directors (defined in Section 302A.673 as a director or person who is neither an officer nor an employee of that corporation or a related organization, nor has been an officer or an employee within five years preceding the formation of the committee) has given its prior approval of either the business combination or the transaction which resulted in the shareholder becoming an "interested shareholder".

    Section 302A.671 of the MBCA (the "CONTROL SHARE ACT") provides that, unless the acquisition of certain additional percentages of voting control of an issuing public corporation (equal to or in excess of 20%, 33 1/3% or 50%) by an acquiring person is approved by the holders of a majority of the outstanding voting power of all shares entitled to vote (other than shares held by the acquirer and certain other persons), the shares acquired at or above any such new percentage level of voting control will not be entitled to voting rights. In addition, if the statutory requirements are not satisfied, the issuing public corporation may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 does not apply to a cash offer to purchase all shares of voting stock of the issuing public corporation if such offer has been approved by a majority vote of the same committee of the disinterested directors of the issuing public corporation formed in accordance with Section 302A.673 and if, following the completion of the cash offer, the offeror will own over 50% of the voting power of the shares of the corporation.
Section 302A.671 does not apply to a control share acquisition of shares of an issuing public corporation whose articles of incorporation or by-laws approved by its shareholders provide that the Control Share Act does not apply to control share acquisitions of its shares. The Company's Articles of Incorporation and By-Laws currently do not exclude the Company from the restrictions imposed by the Control Share Act.

    Section 302A.675 of the MBCA imposes a fair price requirement limiting a purchaser's ability to acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including new acquisitions made by purchase. This fair price requirement does not apply if the second acquisition is approved by a committee of that corporation's board of directors comprised of the disinterested directors formed in accordance with Section 302A.675 of the MBCA before the purchase of any shares pursuant to the first takeover offer.

    As described in Section 12 of this Offer to Purchase, the Company Board and the Committee, which was formed in accordance with Section 302A.673 of the MBCA, have approved the Offer and the Merger. The Company has represented in the Merger Agreement that, assuming the accuracy of the representation made by Parent and the Purchaser in the Merger Agreement that neither Parent nor any of its affiliates or associates, individually or in the aggregate, has Beneficial Ownership (as defined in Section 302A.011 of the MBCA) of more than 5% of the outstanding capital stock of the Company, as a result of the approvals by the Company Board and the Committee, the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement will not be impeded by Sections 302A.671, 302A.673 and 302A.675 of the MBCA. The Company further represented in the Merger Agreement that no other "fair price," "merger moratorium," "control share acquisition" or other anti-takeover statute or similar statute or regulation (other than Section 302A.553 of the MBCA and Chapter 80 of the Minnesota Statutes) applies or purports to apply to the Merger Agreement, the Offer or any of the transactions contemplated by the Merger, the Merger Agreement or the Offer. Accordingly, Parent and the Purchaser believe that the foregoing restrictions do not apply to them with respect to such transactions.

    The Minnesota Takeover Disclosure Law, Minnesota Statutes, Sections 80B.01-80B.13 (the "TAKEOVER STATUTE"), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the "MINNESOTA COMMISSIONER") with respect to any offer for a corporation, such as the Company, that has its principal place of business in Minnesota and a certain number of shareholders resident in Minnesota. Parent and the Purchaser will promptly file a registration statement with the Commissioner on August 7, 2000. Parent and the Purchaser will also deliver to all offerees the information contained in such registration statement as required by the Takeover Statute. Although the Minnesota Commissioner does not approve or disapprove the Offer, he does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if he determines that the registration statement does not (or the materials provided to beneficial owners of the Shares residing in Minnesota do not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Minnesota Commissioner takes action under the Takeover Statute, then the Purchaser may not be obligated to accept for payment or pay for Shares tendered pursuant to the Offer because such action may have the effect of significantly delaying the Offer. See Section 14 of this Offer to Purchase for certain conditions of the Offer, including conditions with respect to governmental actions. In such event, the Purchaser may, among other things, terminate the Offer or amend the terms and conditions of the Offer.

    Based on information supplied by the Company and the Company's representations in the Merger Agreement, neither Parent nor the Purchaser believes that any other state takeover statutes or regulations apply to the Offer or the Merger. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of that right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

    ANTITRUST

    UNITED STATES ANTITRUST LAW. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated after the expiration of a 15-calendar day waiting period commenced by the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. Parent has filed such Notification Report Form on August 2, 2000. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

    The Merger will not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

    GERMAN ANTITRUST LAW. Pursuant to the Gesetz gegen Wettbewerbsbeschrankungen (the Act Against Restraints of Competition), Parent and the Company are required to submit a premerger notification to the German Federal Cartel Office (the "FCO"). The initial waiting period applicable to the purchase of Shares pursuant to the Offer is one month unless the FCO extends the waiting period if it determines that additional review is required. If such a determination is made, the waiting period may be extended for a period of up to four months (such period to commence from the day following the filing date of the premerger notification). If the FCO concludes that the acquisition will lead to the creation or strengthening of a market dominating position, the acquisition will be prohibited unless the parties agree to remedy the adverse competitive impact identified by the FCO. The FCO may approve the Purchaser's acquisition of the Shares pursuant to the Offer prior to the expiration of the initial one-month waiting period. There can be no assurance, however, that the initial one-month waiting period will be terminated early. Shares will not be accepted for payment or paid for pursuant to the Offer until the conditions to the Offer, including the expiration of this waiting period, are satisfied or waived by the Purchaser by the Expiration Date.

    OTHER FOREIGN LAWS. The Company and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Parent, the Purchaser and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign Governmental Entity takes any action prior to the completion of the Offer that might have certain adverse effects, the Purchaser will not be obligated to accept for payment or pay for any Shares tendered. See
Section 14.

16.  FEES AND EXPENSES

    Goldman, Sachs & Co. is acting as Dealer Manager for the Offer and is providing certain financial advisory services to Parent and the Purchaser in connection with the Offer, for which services Goldman, Sachs & Co. will receive customary compensation. Parent also has agreed to reimburse Goldman, Sachs & Co. for reasonable out-of-pocket expenses, including fees and expenses of its legal counsel, and to indemnify Goldman, Sachs & Co. and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement. In the ordinary course of business, Goldman, Sachs & Co. and its affiliates may actively trade or hold the securities of Parent and the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    Parent and the Purchaser have retained Georgeson Shareholder
Communications Inc. to act as the Information Agent and ChaseMellon Shareholder Services, L.L.C. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

    Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.  MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither Parent nor the Purchaser is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. To the extent Parent or the Purchaser becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    Parent and the Purchaser have filed with the Commission the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that such material will not be available at the regional offices of the Commission).

                                          PN ACQUISITION SUBSIDIARY INC.

August 7, 2000

                                                                      SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, each such director and executive officer is a citizen of the United Kingdom.

                                                      POSITION WITH PARENT; PRESENT PRINCIPAL
               NAME; BUSINESS                           OCCUPATION OR EMPLOYMENT; MATERIAL
           ADDRESS AND CITIZENSHIP                   POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------------------------  -----------------------------------------------------
Lord Stevenson                                 Executive Chairman of Parent since 1997;
3 Dean Trench Street                           Non-Executive Director of Parent from 1986 through
London SW1P 3HB                                1997; Chairman of AerFi Group plc since November
                                               1993; Chairman of Halifax plc since April 1999;
                                               Director of Manpower Inc. since March 1988; Director
                                               of Whitehall Trust Ltd. since May 1997; Director of
                                               AerFi International Ltd. since September 1998;
                                               Director of The House of Lords Appointment
                                               Commission.

Marjorie M. Scardino                           Chief Executive of Parent since January 1997;
Pearson plc                                    Director of Pearson Management Services Limited,
3 Burlington Gardens                           Pearson Overseas Holdings Limited and Pearson
London W1X 1LE                                 Services Limited since February 1997; Director of
(United States)                                Recoletos Compania Editorial S.A. since June 1997.
                                               Ms. Scardino is also a member of the Board of
                                               Directors of America Online Inc., ConAgra Inc.,
                                               Public Radio International and RTL Group plc.

David C. M. Bell                               Director of Parent since March 1996; "A" Director of
Pearson plc                                    Pearson Group Pension Trustees Limited since
3 Burlington Gardens                           September 1997; Director of Pearson Services Limited
London W1X 1LE                                 since September 1999; Director of Recoletos Compania
                                               Editorial S.A. since June 1997. Mr. Bell is also a
                                               member of the Board of Directors of Zen Research plc,
                                               International Youth Foundation, The Millennium Bridge
                                               Trust, The Windmill Partnership Ltd. and VITEC Group
                                               plc.

John C. Makinson                               Finance Director of Parent since 1996. Mr. Makinson
Pearson plc                                    also holds several positions as director for
3 Burlington Gardens                           subsidiaries and affiliates of Parent (including
London W1X 1LE                                 President and Treasurer of the Purchaser). Mr.
                                               Makinson is also a member of the Board of Directors
                                               of Data Broadcasting Corporation, George Weston
                                               Limited, MarketWatch.com Inc., RTL Group plc and
                                               International Rescue Committee.

Lord Burns                                     Non-Executive Director of Parent since May 1999;
13 North Avenue                                Member of House of Lords. Lord Burns is also a
London W13 8AP                                 director of Legal & General Group plc and The British
                                               Land Company.

Gill M. Lewis                                  Non-Executive Director of Parent; Managing Partner of
Heidrick & Struggles                           Heidrick & Struggles since 1999. Ms. Lewis has held a
100 Piccadilly                                 number of positions within Heidrick & Struggles since
London W1V 9FM                                 1995. Ms. Lewis is also a trustee of the National
                                               Society for the Prevention of Cruelty to Children.

                                                      POSITION WITH PARENT; PRESENT PRINCIPAL
               NAME; BUSINESS                           OCCUPATION OR EMPLOYMENT; MATERIAL
           ADDRESS AND CITIZENSHIP                   POSITIONS HELD DURING THE PAST FIVE YEARS
---------------------------------------------  -----------------------------------------------------
Reuben Mark                                    Non-Executive Director of Parent since May of 1988;
The Colgate Palmolive Company                  Chairman and Chief Executive Officer of The Colgate
300 Park Avenue                                Palmolive Company since 1983. Mr. Mark is also a
New York, New York 10022                       member of the Board of Directors of Citigroup Inc.
(United States)                                and Time Warner Inc.

Vernon L. Sankey                               Non-Executive Director of Parent since January 1993;
Thomson Travel                                 Director of Thomson Travel Group plc since January
Greater London House                           2000. Mr. Sankey is also a director of Allied Zurich
Hampstead Road                                 plc, Zurich Allied AG and Zurich Financial Services.
London NW1 7SD

Rana Talwar                                    Non-Executive Director of Parent since March 2000;
Standard Chartered Bank                        Chief Executive of Standard Chartered plc since
1 Aldermanbury Square                          October 1998; Executive Director of Standard
London EC2V 7SB                                Chartered Bank from April 1997 through September
(India)                                        1998; Executive Vice President of Citicorp from 1969
                                               through March 1997.

Peter Jovanovich                               Chief Executive Officer of Pearson Education since
Pearson Education, Inc.                        November 1998; Chairman and Chief Executive Officer
One Lake Street                                of Addison Wesley Longman, Inc. from August 1997
Upper Saddle River,                            through November 1998; President of McGraw Hill
New Jersey 07458                               Educational and Professional Publishing Group from
(United States)                                April 1995 through August 1997.

Stephen Hill                                   Chief Executive and Director of Financial Times Group
Financial Times Group Limited                  Limited since March 1996. Mr. Hill also holds several
One Southwark Bridge                           positions as director for subsidiaries and affiliates
London, SE1 9HL                                of Financial Times Group Limited. Mr. Hill is also a
                                               member of the Board of Directors of Data Broadcasting
                                               Corporation and MarketWatch.com Inc.

David A. Wan                                   President of The Penguin Group since January 2000;
The Penguin Group                              Executive Vice President and Chief Financial Officer
375 Hudson Street                              of The Penguin Group from December 1998 through
New York, New York 10014                       December 1999; President K-12 Group of Simon &
(United States)                                Schuster Inc. from October 1996 through December
                                               1998; Executive Vice President--Strategy and
                                               Development of Simon & Schuster Inc. from May 1995
                                               through October 1996.

    2. DIRECTOR AND EXECUTIVE OFFICERS OF THE PURCHASER. The name, citizenship, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the sole director and executive officers of the Purchaser are set forth below.

                                                       POSITION WITH THE PURCHASER; PRESENT
                                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                      MATERIAL POSITIONS HELD DURING THE PAST
NAME                                                                FIVE YEARS
----                                           -----------------------------------------------------
Robert L. Dancy                                Director, Vice President and Secretary of the
One Lake Street                                Purchaser; Senior Vice President and General Counsel
Upper Saddle River,                            of Pearson Education, Inc. since November 1998; Vice
New Jersey 07458                               President and General Counsel of Addison Wesley
(United States)                                Longman, Inc. from February 1995 through November
                                               1998.

John C. Makinson                               President and Treasurer of the Purchaser; Finance
Pearson plc                                    Director of Parent since 1996. Mr. Makinson also
3 Burlington Gardens                           holds several positions as director for subsidiaries
London W1X 1LE                                 and affiliates of Parent. Mr. Makinson is also a
(United Kingdom)                               member of the Board of Directors of Data Broadcasting
                                               Corporation, George Weston Limited, MarketWatch.com
                                               Inc., RTL Group plc and International Rescue
                                               Committee.

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

            BY MAIL:                           BY HAND:                          BY COURIER:
ChaseMellon Shareholder Services,  ChaseMellon Shareholder Services,  ChaseMellon Shareholder Services,
             L.L.C.                             L.L.C.                             L.L.C.
    Reorganization Department          Reorganization Department          Reorganization Department
          P.O. Box 3301                      120 Broadway                    85 Challenger Road
  South Hackensack, New Jersey                13th Floor                      Mail Stop--Reorg
              07606                    New York, New York 10271       Ridgefield Park, New Jersey 07660

                           BY FACSIMILE TRANSMISSION:
                        (For Eligible Institutions only)
                                 (201) 296-4293

                        CONFIRM FACSIMILE TRANSMISSION:
                              (By telephone only)
                                 (201) 296-4860

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                      THE INFORMATION AGENT FOR THE OFFER IS:

                   Georgeson Shareholder Communications Inc.

                          17 STATE STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10004
             BANKS AND BROKERAGE FIRMS CALL COLLECT: (212) 440-9800
                   ALL OTHERS CALL TOLL FREE: (800) 223-2064

                        THE DEALER MANAGER FOR THE OFFER IS:

                              GOLDMAN, SACHS & CO.
                                85 BROAD STREET
                            NEW YORK, NEW YORK 10004
                         (212) 902-1000 (CALL COLLECT)
                        (800) 323-5678 (CALL TOLL FREE)